THE SUWANEE COMMERCE CENTER
STANDARD MULTI-TENANT LEASE

COMMENCEMENT DATE AGREEMENT

THIS COMMENCEMENT DATE AGREEMENT (the "Agreement") is made this 10th day of November, 2007 by **BROGDON PLACE II, LLC** ("Landlord") and **BRAINY BABIES, INC.** ("Tenant").

In accordance with that certain Standard Multi-Tenant Lease dated March 27, 2007, between Landlord and Tenant (the "Lease Agreement"), for approximately 7920 rentable square feet (the "Premises") in that certain Building known as 460 Brogdon Road, Suwanee, Georgia, Landlord and Tenant hereby acknowledge and agree as follows:

1. That the Premises were "Ready for Delivery" and Tenant has accepted the Premises subject only to Punch List Items, as of November 10, 2007, and that said date is the Commencement Date under the Lease.

2. That the Expiration Date of the Original Term of the Lease shall be November 30, 2014, unless earlier terminated, extended or renewed in accordance with the terms of the Lease.

3. That the Lease is hereby ratified and confirmed in all respects by the undersigned duly authorized signatories of their respective principals hereto and is in full force and effect.

IN WITNESS WHEREOF, Landlord and Tenant have hereunto set their respective hands and seals, or have caused this Agreement to be duly executed, all as of the date first above written.

LANDLORD:

BROGDON PLACE II, LLC

By: _____

Its Managing Member

TENANT:

Brainy Babies, Inc.

By: _____

Print Name: _Dennis Fedoruk_

Title: _President / CEO_

TABLE OF CONTENTS

Page

Basic Provisions ....
1.1 Parties ....
1.2 Premises ....
1.3 Term ....Error! Bookmark not define
1.4 Early Possession ....
1.5 Base Rent...
1.6(a) Base Rent, Common Area Operating Expenses and Other Charges Due Upon Execution ....
1.6(b) Tenant's Share of Common Area Operating Expenses...
1.7 Security Deposit...
1.8 Permitted Use ....
1.9 Insuring Party..
1.10(a) Real Estate Brokers...
1.10(b) Payment to Brokers..
1.11 Guarantor...
1.12 Addenda and Exhibits ....
2. Premises, Parking and Common Areas ....
2.1 Letting ....
2.2 Condition and Acceptance..
2.3 Vehicle Parking ....
2.4 Common Areas - Definition...
2.5 Common Areas - Tenant's Rights ....
2.6 Common Areas - Rules and Regulations ....
2.7 Common Areas - Changes ....
3. Term ....
3.1 Term ....
3.2 Early Possession ....
3.3 Delay in Possession ....
4. Rent..
4.1 Base Rent...
4.2 Common Area Operating Expenses..
5. Security Deposit 1
6. Use 1
6.1 Permitted Use 1
6.2 Hazardous Substances 1
6.3 Tenant's Compliance with Requirements..1
6.4 Inspection; Compliance with Law 1
7. Maintenance, Repairs, Utility Installations, Trade Fixtures and Alterations 1
7.1 Tenant's Obligations..1
7.2 Landlord's Obligations 1
7.3 Utility Installations, Trade Fixtures, Alterations 1
7.4 Ownership, Removal, Surrender, and Restoration..1
8. Insurance, Indemnity..1
8.1 Payment of Premium Increases...1
8.2 Liability Insurance..1
8.3 Property Insurance-Building, Improvements and Rental Value...1
8.4 Tenant's Insurance 1
8.5 Insurance Policies 1
8.6 Waiver of Subrogation...1
8.7 Indemnity 1
8.8 Exemption of Landlord from Liability 1
9. Damage or Destruction 1
9.1 Definitions...1

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9.2 Premises Partial Damage - Insured Loss 1
9.3 Partial Damage - Uninsured Loss... 1
9.4 Total Destruction.. 1
9.5 Damage Near End of Term 1
9.6 Abatement of Rent; Tenant's Remedies 1
9.7 Hazardous Substance Conditions... 1
9.8 Termination - Advance Payments 2
9.9 Waiver of Statutes.. 2
10. Real Property Taxes 2
10.1 Payment of Taxes 2
10.2 Real Property Tax Definitions.. 2
10.3 Additional Improvements.. 2
10.4 Joint Assessment .... Error! Bookmark not defined
10.5 Tenant's Property Taxes 2
11. Utilities and Services 2
12. Assignment and Subletting 2
12.1 Landlord's Consent Required... 2
12.2 Terms and Conditions Applicable to Assignment and Subletting 2
12.3 Additional Terms and Conditions Applicable to Subletting.. 2
13. Default; Remedies 2
13.1 Default.. 2
13.2 Remedies 2
13.3 Inducement Recapture in Event of Default 2
13.4 Late Charges 2
13.5 Breach of Landlord 2
14. Condemnation... 2
15. Brokers' Fees 2
16. Tenancy and Financial Statements.. 2
16.1 Tenancy Statement 2
16.2 Financial Statement 2
17. Landlord's Liability... 2
18. Severability... 2
19. Interest on Past-Due Obligations; Security Interest 2
20. Time of Essence 2
21. Rent Defined... 2
22. No Prior or other Agreements 2
23. Notices.. 2
23.1 Notice Requirements 2
23.2 Date of Notice 2
24. Waivers... 2
25. Recording 2
26. No Right to Holdover... 2
27. Cumulative Remedies 2
28. Covenants and Conditions 3
29. Binding Effect; Choice of Law... 3
30. Subordination and Attornment 3
30.1 Subordination.. 3
30.2 Attornment.. 3
30.3 Self-Executing 3
31. Attorney's Fees.. 3
32. Landlord's Access; Showing Premises; Repairs... 3
33. Auctions 3
34. Signs 3
35. Termination; Merger.. 3

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36. Consents 3
37. Guarantor 3
38. Quiet Possession 3
39. Rules and Regulations 3
40. Security Measures. 3
41. Reservations 3
42. Authority 3
43. Offer 3
44. Amendments 3
45. Multiple Parties 3

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Tenant Initials ________

THE SUWANEE COMMERCE CENTER
STANDARD MULTI-TENANT LEASE

1. **Basic Provisions ("Basic Provisions").**

1.1 **Parties:** This Lease (**"Lease"**) is made and entered into as of 3/27/07, by and between BROGDON PLACE II, LLC, a Georgia limited liability company (**"Landlord"**) and The Brainy Baby Company, a Georgia corporation (**"Tenant"**), (collectively the **"Parties"**, or individually a **"Party"**).

1.2 **Premises:** That certain interior portion of the Building, including all improvements therein or to be provided by Landlord under the terms of this Lease, commonly known by the street address of 460 Brogdon Road, Suite 400, located in the County of Gwinnett, State of Georgia, with zip code 30024, as outlined on **Exhibit A** attached hereto (**"Premises"**). The Premises are deemed to contain 7920 rentable square feet. The **"Building"** is that certain dock level and/or ground level office/warehouse building containing the Premises. In addition to Tenant's rights to use and occupy the Premises as hereinafter specified, Tenant shall have non exclusive rights to the Common Areas (as defined in Paragraph 2.4 below) as hereinafter specified, but shall not have any rights to the roof, exterior walls or utility raceways of the Building or to any other buildings in the Industrial Center. The Premises, the Building, the Common Areas, the land upon which they are located, along with all other buildings and improvements thereon, are herein collectively referred to as the **"Industrial Center"**.

1.3 **Term:** 7 years and 1 month (**"Term"**) commencing on that date upon which the Premises are delivered to Tenant "Ready for Occupancy" in accordance with the Work Letter (**"Commencement Date"**) and ending at midnight on that date which is seven (7) years and one (1) months after the Commencement Date (**"Expiration Date"**), except as otherwise set forth herein.

1.4 **Early Possession:** N/A (**"Early Possession Date"**). Will be June 1, 2007. Early possession is for warehouse goods only and it is agreed that any merchandise stored will be at Brainy Baby's sole risk and liability.

1.5 **Base Rent:** Initially $51,480.00 per year and $4,290.00 per month, as is more particularly set forth on **Exhibit B** attached hereto (**"Base Rent"**), due and payable on the first (1st) day of each month commencing on the Commencement Date, to Landlord at P. O. Box 622, Alpharetta, Georgia 30009, or to such other address as may be specified by Landlord by notice to Tenant.

1.6(a) **Base Rent, Common Area Operating Expenses and Other Charges Due Upon Execution:** $4,950.00, consisting of: advance Base Rent of $4,290.00 for the first month after Commencement Date; Security Deposit of $0; Common Area Operating Expenses of $660.00 for one month.

1.6(b) **Tenant's Share of Common Area Operating Expenses:** Tenant's pro rata share of Common Area Operating Expenses shall be determined by a fraction, the numerator of which is the rentable square footage of the Premises and the denominator of which is the total finished rentable square footage of all buildings (including the Building) in the Industrial Center. Tenant's pro rata share is initially nineteen 3/10 percent (19.3%) (**"Tenant's Share"**). As used herein, "finished rentable square footage" means the floor area leased [or available for lease] to tenants at Landlord's standard rates and expressly excludes any Common Areas or storage areas.

1.7 **Security Deposit:** $0 (**"Security Deposit"**).

1.8 **Permitted Use:** sales, marketing, production, and distribution of children's videos, clothing, toys, books, bedding and other related and unrelated goods as well as video production services including filming and editing. (**"Permitted Use"**).

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1.9   **Insuring Party:** Landlord is the **"Insuring Party."**

1.10(a) **Real Estate Brokers:** The following real estate broker(s) (collectively, the **"Brokers"**) and brokerage relationships exist in this transaction and are consented to by the parties: N/A represents Landlord exclusively (**"Landlord's Broker"**); Cresa Partners represents Tenant exclusively (**"Tenant's Broker"**);

1.10(b) **Payment to Brokers:** Landlord shall be responsible for paying a real estate commission to said Broker(s) jointly, or in such separate shares as they may mutually designate in writing, as set forth in a separate written agreement between Landlord and said Broker(s).

1.11   **Guarantor:** The obligations of the Tenant under this Lease are guaranteed by Dennis Fedoruk (individually or collectively, **"Guarantor"**).

1.12   **Addenda and Exhibits:** Attached hereto is an Addendum or Addenda consisting of Paragraphs A through E, and I, all of which constitute a part of this Lease and are hereby incorporated by reference. The Exhibits are as follows (check applicable boxes):

☑ Exhibit A - Premises
☑ Exhibit B - Base Rent
☑ Exhibit C - Rules and Regulations
☑ Exhibit D - Work Letter Agreement
☑ Exhibit E - Guaranty
☐ Exhibit F - Indemnity Agreement
☑ Exhibit G – Special Stipulations
☑ Exhibit I - _Commencement Date

2.   **Premises, Parking and Common Areas.**

2.1   **Letting.** Landlord hereby leases to Tenant, and Tenant hereby leases the Premises from Landlord for the Term, at the rental, and upon all of the terms, covenants and conditions set forth in this Lease. Unless otherwise provided herein, any statement of square footage set forth in this Lease, or that may have been used in calculating rental and/or Common Area Operating Expenses, is an approximation which Landlord and Tenant agree is reasonable and the rental and Tenant's Share as determined by Landlord based thereon is not subject to revision whether or not the actual square footage is more or less.

2.2   **Condition and Acceptance.** Excepting only any work to be performed by Landlord in accordance with any work letter agreement attached hereto (**"Landlord's Work"**), Tenant accepts the Premises and Building and all Common Areas "AS-IS" and suited for the use intended by Tenant and Landlord shall have no responsibility or duty to modify same to accommodate Tenant's use and Tenant's acceptance thereof is subject to all Applicable Requirements (as defined in Paragraph 6.3 below) and Landlord shall have no responsibility or duty to modify the Premises, the Building, or the Common Areas to accommodate Tenant's use. Landlord has made no representation or warranty as to the suitability of the Industrial Center for the conduct of Tenant's business and Tenant waives any implied warranty of suitability. The taking of possession of the Premises shall be conclusive evidence that Tenant accepts the Premises and Industrial Center in their AS-IS with all faults condition.

2.3   **Vehicle Parking.** Tenant shall be entitled to the non-exclusive use of unreserved parking spaces in the Common Areas designated from time to time by Landlord for parking. Tenant shall not use more than Tenant's Share of parking spaces or otherwise overburden the available parking, as determined by Landlord. Said parking spaces shall be used for parking by vehicles no larger than full-size passenger automobiles or pick-up trucks, herein called **"Permitted Size Vehicles."** Vehicles other than Permitted Size Vehicles shall be parked and located and loaded or unloaded as directed by Landlord in the Rules and

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Regulations (as defined in Paragraph 39) issued by Landlord. Tenant shall not permit or allow any vehicles that belong to or are controlled by Tenant or Tenant's employees, suppliers, shippers, customers, contractors or invitees to be loaded, unloaded, or parked in areas other than those designated by Landlord for such activities. If Tenant permits or allows any of the prohibited activities described in this Paragraph 2.3, then Landlord shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove or tow away the vehicle involved and charge the cost to Tenant, which cost shall be immediately payable upon demand by Landlord. Tenant shall indemnify and hold Landlord harmless from and against any costs incurred as a result of claims arising from Landlord's exercise of such rights.

2.4 **Common Areas - Definition.** The term "Common Areas" is defined as all areas and facilities outside the Premises and within the exterior boundary line of the Industrial Center and interior utility raceways within the Premises that are provided and designated by the Landlord from time to time for the general non-exclusive use of Landlord, Tenant and other tenants of the Industrial Center and their respective employees, suppliers, shippers, customers, contractors and invitees, including parking areas, loading and unloading areas, trash and dumpster areas, roadways, sidewalks, walkways, parkways, driveways and landscaped areas.

2.5 **Common Areas - Tenant's Rights.** During the Term, Tenant shall have the non-exclusive right to use, in common with others entitled to such use, the Common Areas as they exist from time to time, subject to any rights, powers, and privileges reserved by Landlord under the terms hereof or under the terms of any Rules and Regulations or restrictions governing the use of the Industrial Center. Under no circumstances shall the right herein granted to Tenant to use the Common Areas be deemed to include the right to store any property, temporary or permanently, in the Common Areas. Any such storage shall be permitted only by the prior written consent of Landlord, which consent may be revoked at any time. In the event that any unauthorized storage shall occur then Landlord shall have the right, without notice, in addition to such other rights and remedies that it may have, to remove the property and charge the cost to Tenant, which cost shall be immediately payable upon demand by Landlord and Tenant shall indemnify and hold Landlord harmless from any loss, cost, expense or claim arising in connection with any such removal of property from the Common Areas by Landlord.

2.6 **Common Areas - Rules and Regulations.** Landlord or such other person(s) as Landlord may appoint shall have the exclusive control and management of the Common Areas and shall have the right, from time to time, to establish, modify, amend and enforce reasonable Rules and Regulations with respect thereto. Tenant agrees to abide by and conform to all such Rules and Regulations, and to cause all owners, employees, suppliers, shippers, contractors, customers and invitees (collectively, the "**Tenant Group**") to so abide and conform. Landlord shall not be responsible to Tenant for the non-compliance with said Rules and Regulations by other tenants of the Industrial Center.

2.7 **Common Areas - Changes.** Landlord shall have the right, in Landlord's sole discretion, from time to time to: (a) make changes to the Common Areas, including, without limitation, changes in the location, size, shape and number of driveways, entrances, parking spaces, parking areas, loading and unloading areas, ingress, egress, direction of traffic, landscaped areas, walkways and utility raceways; (b) close temporarily any of the Common Areas for maintenance or construction purposes or to prevent a dedication of the Common Areas or the accrual of any rights to any person or the public; (c) designate other land outside the boundaries of the Industrial Center to be a part of the Common Areas and/or enter into operating and easement agreements with respect to the Common Areas; (d) add additional buildings and improvements to the Common Areas; (e) use the Common Areas while engaged in making additional improvements, repairs or alterations to the Industrial Center, or any portion thereof; and (f) do and perform such other acts and make such other changes in, to or with respect to the Common Areas and Industrial Center as Landlord may, in the exercise of sound business judgment, deem to be appropriate.

3. **Term.**

3.1 **Term.** The Commencement Date, Expiration Date and Term of this Lease are as

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specified in Paragraph 1.3.

3.2 **Early Possession.** If an Early Possession Date is specified in Paragraph 1.4 and if Tenant totally or partially occupies the Premises after the Early Possession Date but prior to the Commencement Date, the obligation to pay Base Rent shall be abated for the period of such early occupancy. All other terms of this Lease, however, (including but not limited to the obligations to pay Tenant's Share of Common Area Operating Expenses and to carry the insurance required by Paragraph 8) shall be in effect during such period. Any such early possession shall not affect nor advance the Expiration Date of the Term. Such early possession is conditioned upon Tenant, and Tenant's agents, contractors, workmen, mechanics, suppliers and invitees, working in harmony and not interfering with Landlord or Landlord's agents in the prosecution of Landlord's Work (if any) in the Premises and for other tenants and occupants of the Building. If at any time such entry shall cause or threaten to cause disharmony or interference, Landlord shall have the right to withdraw such permission upon written notice to Tenant. Tenant agrees that Landlord shall not be liable in any way for any injury, loss or damage which may occur to any of Tenant's work and installations made in the Premises or to the properties placed therein prior to the Commencement Date, the same being at Tenant's sole risk.

3.3 **Delay in Possession.** If for any reason Landlord cannot deliver possession of the Premises to Tenant by the Early Possession Date, if one is specified in Paragraph 1.4, or if no Early Possession Date is specified, by the Commencement Date, Landlord shall not be subject to any liability therefor, nor shall such failure affect the validity of this Lease, or the obligations of Tenant hereunder, or extend the term hereof, but in such case, Tenant shall not, except as otherwise provided.herein, be obligated to pay rent or perform any other obligation of Tenant under the terms of this Lease until Landlord delivers possession of the Premises to Tenant. If possession of the Premises is not delivered to Tenant within ninety (90) days after the Commencement Date through no fault of or delay caused by Tenant, Tenant may, at its option, by notice in writing to Landlord within ten (10) days after the end of said ninety (90) day period, cancel this Lease, in which event the parties shall be discharged from all obligations hereunder; provided further, however, that if (a) such written notice of Tenant is not received by Landlord within said ten (10) day period or in any event prior to Landlord's tender of possession of the Premises to Tenant, or (b) Landlord tenders possession of the Premises to Tenant within ten (10) days after Landlord's receipt of such cancellation notice, then, in either event, Tenant's right to cancel this Lease hereunder shall terminate and be of no further force or effect.

4. **Rent.**

4.1 **Base Rent.** Tenant shall pay Base Rent and other rent charges, as the same may be adjusted from time to time, to Landlord in lawful money of the United States, without offset or deduction, for receipt by Landlord on or before the day on which it is due under the terms of this Lease. Base Rent and all other rent and charges for any period during the term hereof which is for less than one full month shall be prorated based upon the actual number of days of the month involved. Payment of Base Rent and other charges shall be made to Landlord at its address stated herein or to such other persons or at such other addresses as Landlord may from time to time designate in writing to Tenant.

4.2 **Common Area Operating Expenses.** Tenant shall pay to Landlord during the term hereof, in addition to the Base Rent, Tenant's Share of all Common Area Operating Expenses, as hereinafter defined, during each calendar year of the term of this Lease, in accordance with the following provisions:

(a) **"Common Area Operating Expenses"** are defined, for purposes of this Lease, as all costs and expenses incurred by Landlord relating to the ownership, maintenance and operation of the Industrial Center, including, but not limited to, the following: (i) the operation, repair, cleaning and maintenance of the following: the Common Areas, including parking areas, loading and unloading areas, trash areas, roadways, sidewalks, walkways, parkways, driveways, landscaped areas, mowing, striping, bumpers, irrigation systems, Common Area lighting facilities, fences, gates and roof; exterior signs and any

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tenant directories; utility lines, fire detection, protection and sprinkler systems; snow and ice removal; and painting; (ii) the cost of water, gas, electricity, telephone and other utilities for the Common Areas; (iii) trash disposal, property management fees and security services (if any) and the costs of any environmental inspections; (iv) Real Property Taxes (as defined in Paragraph 10.2) and any fees payable to tax consultants and attorneys for consultation and contesting taxes; (v) Insurance Costs (as defined in Paragraph 8.1) including any environmental insurance or environmental management fees; (vi) any deductible portion of any insured loss; (vii) any other services to be provided by Landlord that are stated elsewhere in this Lease or would otherwise customarily be deemed to be a Common Area Operating Expense; (ix) personal property and equipment used in the maintenance and operation of the Industrial Center; (x) the costs of any heating, ventilation, air conditioning, or other similar maintenance contract; (xi) exterior lighting and mechanical and building systems and amounts paid to contractors and subcontractors for work or services performed in connection with any of the foregoing; (xii) charges or assessments of any association to which the Industrial Center is subject; (xiii) capital improvements or expenditures required due to Applicable Requirements or which will serve to reduce Common Area Operating Expenses, amortized over their useful lives.

(b)   Landlord may elect to allocate any Common Area Operating Expenses and Real Property Taxes that are specifically attributable to the Building or to any other building in the Industrial Center or to the operation, repair and maintenance thereof, entirely to the Building or to such other building. However, any Common Area Operating Expenses and Real Property Taxes that are not specifically attributable to the Building or to any other building or to the operation, repair and maintenance thereof, may be allocated by Landlord to all buildings in the Industrial Center as Landlord deems reasonable.

(c)   The inclusion of the improvements, facilities and services set forth in Paragraph 4.2(a) shall not be deemed to impose an obligation upon Landlord to either have said improvements or facilities or to provide those services, unless Landlord has expressly agreed elsewhere in this Lease to provide the same or some of them.

(d)   Tenant's Share of Common Area Operating Expenses shall be payable by Tenant within ten (10) days after a statement of expenses is presented to Tenant by Landlord (an "**Operating Expense Statement**"). At Landlord's option, however, an amount may be estimated by Landlord from time to time of Tenant's Share of annual Common Area Operating Expenses and the same shall be payable monthly or quarterly, as Landlord shall designate, during each 12-month period of the Lease term, on the same day as the Base Rent is due hereunder. Landlord shall endeavor to deliver an annual Operating Expense Statement to Tenant within ninety (90) days after the expiration of each calendar year showing Tenant's Share of the actual Common Area Operating Expenses incurred during the preceding year. Tenant will be entitled to audit and verify Landlord's determination of Common Area Operating Expenses upon fifteen (15) days prior written notice to Landlord given to Landlord within thirty (30) days after Tenant's receipt of the Operating Expense Statement. Tenant, at Tenant's sole cost and expense, shall only use an auditor who is a certified public accountant employed by a national accounting firm and who is not compensated in relation to the results of the audit or any other contingency arrangement. The results of any such audit shall be confidential and disclosed only to Tenant, Landlord and the Parties' respective professional advisors and to any Lender or purchaser of the Premises or any prospective lender or purchaser. If Tenant does not timely elect (within 90 days of receipt of an annual Operating Expense Statement from Landlord) to conduct any such audit, then the Operating Expense Statement shall be deemed correct by Tenant. If Tenant's payments under this Paragraph 4.2(d) during said preceding year exceed Tenant's Share as indicated on the annual Operating Expense Statement, Tenant shall be credited the amount of such overpayment against Tenant's Share of Common Area Operating Expenses next becoming due. If Tenant's payments under this Paragraph 4.2(d) during said preceding year were less than Tenant's Share as indicated on Operating Expense Statement, Tenant shall pay to Landlord the amount of the deficiency within ten (10) days after delivery by Landlord to Tenant of said statement. Failure by Landlord to delivery any Operating Expense Statement shall not be deemed a waiver by Landlord of the right to subsequently deliver an Operating Expense Statement and to collect any amounts shown due

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thereunder.

5.   Security Deposit. Tenant shall deposit with Landlord upon Tenant's execution hereof the Security Deposit set forth in Paragraph 1.7 as security for Tenant's faithful performance of Tenant's obligations under this Lease. If Tenant fails to pay Base Rent or other rent or charges due hereunder, or otherwise Defaults (as defined in Paragraph 13.1) under this Lease, Landlord may, but shall not be obligated to, use, apply or retain all or any portion of said Security Deposit for the payment of any amount due Landlord or to reimburse or compensate Landlord for any liability, cost, expense, loss or damage (including attorneys' fees) which Landlord may suffer or incur by reason thereof without prejudice to any other remedy provided herein or by law. Tenant acknowledges that the Security Deposit is not an advance payment of rent or a measure of Landlord's damages in case of default by Tenant. If Landlord uses or applies all or any portion of said Security Deposit, Tenant shall within three (3) days after written request therefor, deposit monies with Landlord sufficient to restore said Security Deposit to the full amount required by this Lease. Any time the Base Rent increases during the term of this Lease, Tenant shall upon written request from Landlord, deposit additional monies with Landlord as an addition to the Security Deposit so that the total amount of the Security Deposit shall at all times bear the same proportion to the then current Base Rent as the initial Security Deposit bears to the initial Base Rent set forth in Paragraph 1.5. Landlord shall not be required to keep all or any part of the Security Deposit separate from its general accounts. Landlord shall, as required by law after the expiration or earlier termination of the term hereof and after Tenant has vacated the Premises, return to Tenant (or, at Landlord's option, to the last assignee, if any, of Tenant's interest herein), that portion of the Security Deposit not used or applied by Landlord. Unless otherwise expressly agreed in writing by Landlord, no part of the Security Deposit shall be considered to be held in trust, to bear interest or other increment for its use, or to be prepayment for any monies to be paid by Tenant under this Lease.

6.   Use.

        6.1   Permitted Use. Tenant shall use and occupy the Premises only for the Permitted Use set forth in Paragraph 1.8 and for no other purpose. Tenant shall not use or permit the use of the Premises in a manner that is unlawful, creates waste or a nuisance, violates any Applicable Requirements or that disturbs owners and/or occupants of, or causes damage to, the Premises, the Industrial Center or neighboring premises or properties. Tenant shall not conduct or give notice of any auction, liquidation, or going out of business sale on the Premises. Tenant will use the Premises in a careful, safe and proper manner and will not overload the floor or structure of the Premises or subject the Premises to use that would damage the Premises. Tenant shall not permit any objectionable or unpleasant odors, smoke, dust, gas, noise, or vibrations to emanate from the Premises, or take any other action that would disturb, unreasonably interfere with, or endanger Landlord or any tenants of the Industrial Center. Outside storage, including without limitation, storage of trucks and other vehicles, is prohibited without Landlord's prior written consent.

        6.2   Hazardous Substances.

                (a)   Reportable Uses Require Consent. The term "**Hazardous Substance**" as used in this Lease shall mean any product, substance, chemical, material or waste whose presence, nature, quantity and/or intensity of existence, use, manufacture, disposal, transportation, spill, release or effect, either by itself or in combination with other materials expected to be on the Premises, is either: (i) potentially injurious to the public health, safety or welfare, the environment, or the Premises; (ii) regulated or monitored by any governmental authority; or (iii) a basis for potential liability of Landlord to any governmental agency or third party under any applicable statute or common law theory. Hazardous Substance shall include, but not be limited to, hydrocarbons, petroleum, gasoline, crude oil or any products or by-products thereof. Tenant shall not engage in any activity in or about the Premises which constitutes a Reportable Use (as hereinafter defined) of Hazardous Substances without the express prior written consent of Landlord and compliance in a timely manner (at Tenant's sole cost and expense) with all Applicable Requirements (as defined in Paragraph 6.3). "**Reportable Use**" shall mean (i) the installation or use of any above or below ground storage tank, (ii) the generation, possession, storage, use,

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transportation, or disposal of a Hazardous Substance that requires a permit from, or with respect to which a report, notice, registration or business plan is required to be filed with, any governmental authority, and (iii) the presence in, on or about the Premises of a Hazardous Substance with respect to which any Applicable Requirements require that a notice be given to persons entering or occupying the Premises or neighboring properties or which if spilled or released would be in quantities sufficient, in Landlord's determination, to subject Landlord to liability therefor or cause any damage to or diminution in value of, all or any part of the Industrial Center. Notwithstanding the foregoing, Tenant may, without Landlord's prior consent, but upon notice to Landlord and in compliance with all Applicable Requirements, use any ordinary and customary materials reasonably required to be used by Tenant in the normal course of the Permitted Use, so long as such use is not a Reportable Use and does not expose the Premises or neighboring properties to any meaningful risk of contamination or damage or expose Landlord to any liability therefor as determined in Landlord's sole and absolute discretion. In addition, Landlord may (but without any obligation to do so) condition its consent to any Reportable Use of any Hazardous Substance by Tenant upon Tenant's giving Landlord such additional assurances as Landlord, in its reasonable discretion, deems necessary to protect itself, the public, the Premises and the environment against damage, contamination or injury and/or liability therefor, including but not limited to the installation (and, at Landlord's option, removal on or before Lease expiration or earlier termination) of reasonably necessary protective modifications to the Premises (such as concrete encasements) and/or the deposit of an additional Security Deposit under Paragraph 5 hereof.

(b) **Duty to Inform Landlord.** If Tenant knows, or has reasonable cause to believe, that a Hazardous Substance has come to be located in, on, or under or about the Premises of the Building, other than as previously consented to by Landlord, Tenant shall immediately give Landlord written notice thereof, together with a copy of any statement, report, notice, registration, application, permit, business plan, license, claim, action, or proceeding given to, or received from, any governmental authority or private party concerning the presence, spill, release, discharge of, or exposure to, such Hazardous Substance including but not limited to all such documents as may be involved in any Reportable Use involving the Premises. Tenant shall not cause or permit any Hazardous Substance to be spilled or released in, on, under or about the Premises (including, without limitation, through the plumbing or sanitary sewer system).

(c) **Indemnification.** Tenant shall indemnify, protect, defend and hold Landlord, its agents, employees, Lenders and ground landlord, if any, and the Premises, Building, Common Areas and other portions of the Industrial Center harmless from and against any and all damages, liabilities, judgments, costs, claims, liens, expenses, penalties, fines, loss of permits and attorneys' and consultants' fees arising out of or involving any Hazardous Substance brought onto the Premises by or for Tenant or by any member of the Tenant Group. Tenant's obligations under this Paragraph 6.2(c) shall include, but not be limited to, the effects of any contamination or injury to person, property or the environment created or suffered by Tenant, and the cost of investigation (including consultants' and attorneys' fees and testing), studies, sampling and testing procedures, removal, remediation, restoration and/or abatement thereof, or of any contamination therein involved, in accordance with all applicable environmental laws and to the satisfaction of Landlord. These indemnification obligations shall survive the expiration or earlier termination of this Lease. No termination, cancellation or release agreement entered into by Landlord and Tenant shall release Tenant from its obligations under this Lease with respect to Hazardous Substances, unless specifically so agreed by Landlord in writing at the time of such agreement.

6.3 **Tenant's Compliance with Requirements.** Tenant shall, at Tenant's sole cost and expense, fully, diligently and in a timely manner, comply with all "Applicable Requirements", which term is used in this Lease to mean all laws, statutes, codes, rules, regulations, ordinances, directives, covenants, easements and restrictions of record, permits, the requirements of any applicable fire insurance underwriter or rating bureau, and the recommendations of Landlord's engineers and/or consultants, relating in any manner to the Premises (including but not limited to matters pertaining to (i) industrial hygiene, (ii) environmental conditions on, in, under or about the Premises, including soil and groundwater conditions, and (iii) the use, generation, manufacture, production, installation, maintenance, removal, transportation, storage, spill, or release of any Hazardous Substance), now in effect or which may hereafter

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come into effect. Tenant shall, within five (5) days after receipt of Landlord's written request, provide Landlord with copies of all documents and information, including but not limited to permits, registrations, manifests, applications, reports and certificates, evidencing Tenant's compliance with any Applicable Requirements specified by Landlord, and shall immediately upon receipt, notify Landlord in writing (with copies of any documents involved) of any threatened or actual claim, notice, warning, complaint or report pertaining to or involving failure by Tenant or the Premises to comply with any Applicable Requirements.

      6.4   **Inspection; Compliance with Law.** Landlord, Landlord's agents, employees, contractors and designated representatives, and the holders of any mortgages, deeds of trust or ground leases on the Premises ("**Lenders**") shall have the right to enter the Premises at any time in the case of an emergency, and otherwise at reasonable times, for the purpose of inspecting the condition of the Premises and for verifying compliance by Tenant with this Lease and all Applicable Requirements, and Landlord shall be entitled to employ experts and/or consultants in connection therewith to advise Landlord with respect to Tenant's activities, including but not limited to Tenant's installation, operation, use, monitoring, maintenance, or removal of any Hazardous Substance on or from the Premises. The costs and expenses of any such inspections shall be paid by the party requesting same, unless a Default by Tenant or a violation of Applicable Requirements or a contamination, caused or materially contributed to by Tenant, is found to exist or to be imminent, or unless the inspection is requested or ordered by a governmental authority as the result of any such existing or imminent violation or contamination (an "**Event of Non-compliance**"). In an Event of Non-compliance, Tenant shall upon request reimburse Landlord or Lenders, as the case may be, for the costs and expenses of such inspections. Further, in an Event of Non-compliance, Landlord will have the right, but not the obligation, in addition to Landlord's other remedies available at law and in equity, to enter upon the Premises immediately and take such action as Landlord in its sole judgment deems appropriate to remediate any actual or threatened contamination caused by an Event of Non-compliance.

7.   **Maintenance, Repairs, Utility Installations, Trade Fixtures and Alterations.**

      7.1   **Tenant's Obligations.**

          (a)   Unless expressly reserved to Landlord in Paragraph 7.2 below, Tenant shall, at Tenant's sole cost and expense and at all times, keep the Premises and every part thereof in good order, condition and repair and free from infestation by insects, rodents or other pests (whether or not such portion of the Premises requiring repair or replacement, or the means of repairing or replacing the same, are reasonably or readily accessible to Tenant, and whether or not the need for such repairs occurs as a result of Tenant's use, any prior use, the elements or the age of such portion of the Premises), including, without limiting the generality of the foregoing, all equipment or facilities specifically serving the Premises, such as: any telephone and cable facilities; plumbing, heating, air conditioning, gas and ventilating systems; electrical and lighting systems and facilities (including bulbs and ballasts), boilers, fired or unfired pressure vessels, fire hose connections if within the Premises, fixtures, interior walls and interior surfaces of exterior walls of the Premises, ceilings, floors, windows, doors, window and door frames, plate glass, skylights, emergency exits and exit lights, fire extinguishers, smoke detectors, sprinkler systems, fire and/or other safety equipment, Trade Fixtures, Alterations and Tenant Owned Alterations and Utility Installations. Tenant, in keeping the Premises in good order, condition and repair, shall exercise and perform good maintenance practices in compliance with all Applicable Requirements. Tenant's obligations shall include restorations, replacements or renewals when necessary to keep the Premises and all improvements thereon or a part thereof in good order, condition and state of repair, including without limitation, professional carpet cleaning at a minimum of once during each twelve (12) month period of the Term.

          (b)   Landlord shall procure and maintain a contract to for the inspection and maintenance of the heating, air conditioning and ventilation system for the Premises and Tenant shall reimburse Landlord for this expense through its inclusion in the Common Area Operating Expenses. However, Landlord reserves the right, upon notice to Tenant, to have Tenant procure the inspection and

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maintenance contract for the heating, air conditioning and ventilating systems, at Tenant's sole cost and expense. Repairs required to the heating, air conditioning and ventilation system for the Premises are the sole responsibility of the Tenant.

(c)   If Tenant fails to perform Tenant's obligations under this Paragraph 7.1, Landlord may enter upon the Premises after ten (10) days' prior written notice to Tenant (except in the case of an emergency, in which case no notice shall be required), perform such obligations on Tenant's behalf, and put the Premises in good order, condition and repair, in accordance with Paragraph 13.2 below.

7.2   **Landlord's Obligations.** Subject to the provisions of Paragraph 2.2 (Condition), 4.2 (Common Area Operating Expenses), 6 (Use), 7.1 (Tenant's Obligations), 9 (Damage or Destruction) and 14 (Condemnation), Landlord, subject to reimbursement pursuant to Paragraph 4.2, shall keep in good order, condition and repair the foundations, exterior surface of exterior walls, structural condition of interior load bearing walls, and exterior roof, fire hydrants, parking lots, walkways, parkways, driveways, landscaping, fences, signs and utility systems serving the Common Areas and all parts thereof, as well as providing the services for which there is a Common Area Operating Expense pursuant to Paragraph 4.2; provided, however, Landlord shall have no obligation to repair any damage caused by Tenant or any member of the Tenant Group. If any damage is caused by Tenant or any member of the Tenant Group, Tenant shall either perform the necessary repair work or shall pay Landlord the cost thereof in advance, as Landlord may elect. Landlord shall not be obligated to paint the exterior or interior surfaces of exterior walls nor shall Landlord be obligated to maintain, repair or replace windows, doors or plate glass of the Premises. Tenant expressly waives the benefit of any statute now or hereafter in effect which would otherwise afford Tenant the right to make repairs at Landlord's expense or to terminate this Lease because of Landlord's failure to keep the Building, Industrial Center or Common Areas in good order, condition and repair.

7.3   **Utility Installations, Trade Fixtures, Alterations.**

(a)   **Definitions; Consent Required.** The term **"Utility Installations"** is used in this Lease to refer to all air lines, power panels, electrical distribution, security and fire protection systems, communications systems, lighting fixtures, ventilating and air conditioning equipment, plumbing, and fencing in, on or about the Premises. The term **"Trade Fixtures"** shall mean Tenant's trade related machinery and equipment which can be removed without damaging the Premises. The term **"Alterations"** shall mean any modification of the improvements on the Premises other than Utility Installations or Trade Fixtures. Tenant shall not make nor cause to be made any Alterations or Utility Installations in, on, under or about the Premises without Landlord's prior written consent. The term **"Leasehold Improvements"** shall mean collectively, Alterations, Utility Installations and Trade Fixtures.

(b)   **Consent.** Any Alterations or Utility Installations that Tenant shall desire to make shall be presented to Landlord in written form with detailed plans. Any consent given by Landlord of Tenant's plans or drawings means only that Landlord does not find the plans objectionable, and any such consent or approval shall not imply or be deemed to express any representation that the plans or drawings or specifications therein, or the resulting structures or improvements, are safe or suitable for any particular purpose or are free from design defects. All such consents given by Landlord shall be deemed conditioned upon: (i) Tenant's acquiring all applicable permits required by governmental authorities; (ii) the furnishing of copies of such permits together with a copy of the plans and specifications for the Alterations or Utility Installations to Landlord prior to work commencement; and (iii) the compliance by Tenant with all conditions of said permits. All Alterations and Utility Installations made by Tenant during the term of this Lease shall be done in a good workmanlike manner, with good, new and sufficient materials, and be in compliance with all Applicable Requirements. Tenant shall promptly upon completion thereof furnish Landlord with as-built plans and specifications therefor. Landlord may, without limitation, condition its consent to any requested Alterations or Utility Installations upon Tenant's providing Landlord with a lien and completion bond in an amount equal to one and one-half times the estimated cost of such Alterations or Utility Installations and the filing of a notice of commencement pursuant to O.C.G.A. § 44-14-361.5.

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(c) **Lien Protection.** Tenant shall pay when due all claims for labor or materials furnished or alleged to have been furnished to or for Tenant at or for use on the Premises, which claims are or may be secured by any mechanics's or materialmen's lien against the Premises or any interest therein. Tenant shall give Landlord not less than ten (10) days' notice prior to the commencement of any work in, on, or about the Premises, and Landlord shall have the right to post notices of non-responsibility in or on the Premises as provided by law. If Tenant shall, in good faith, contest the validity of any such lien, claim or demand, then Tenant shall, at its sole expense, defend and protect itself, Landlord and the Premises, with legal counsel acceptable to Landlord, against the same and shall pay and satisfy any such adverse judgment that may be rendered thereon before the enforcement thereof against the Landlord or the Premises. If Landlord shall require, Tenant shall furnish to Landlord surety bond satisfactory to Landlord in an amount equal to one and one-half times the amount of such contested lien claim or demand, indemnifying Landlord against liability for same (or such other amount as may be required by law for the holding of the Premises free from the effect of such lien or claim). In addition, Landlord may require Tenant to pay Landlord's attorneys' fees and costs in participating in such action if Landlord shall decide it is in its best interest to do so. Nothing herein shall be deemed to constitute Landlord's consent to the filing of any materialmen's or mechanic's lien against the Premises or any portion of the Industrial Center. TENANT HAS ONLY A USUFRUCT INTEREST CREATED BY THIS LEASE, NOT SUBJECT TO LEVY, SALE OR TRANSFER.

7.4   **Ownership, Removal, Surrender, and Restoration.**

(a)   **Ownership.** Subject to Landlord's right to require their removal and to cause Tenant to become the owner thereof as hereinafter provided in this Paragraph 7.4, all Alterations and Utility Installations made to the Premises by Tenant shall be the property of and owned by Tenant during the Term, but considered a part of the Premises. Unless otherwise instructed per Paragraph 7.4(b) hereof, all Alterations and Utility Installations shall, at the expiration or earlier termination of this Lease or the Term, become the property of Landlord and remain upon the Premises and be surrendered with the Premises by Tenant.

(b)   **Removal.** Unless otherwise agreed in writing, Landlord may require that any or all Alterations or Utility Installations be removed by Tenant at the expiration or earlier termination of this Lease or the Term, notwithstanding that their installation may have been installed by or consented to by Landlord. Landlord may require the removal at any time of all or any part of any Alterations or Utility Installations made without the required consent of Landlord.

(c)   **Surrender/Restoration.** Tenant shall surrender the Premises by the end of the last day of the Lease term or any earlier termination date, clean and free of debris and in good operating order, condition and state of repair, ordinary wear and tear excepted. Ordinary wear and tear shall not include any damage or deterioration that would have been prevented by good maintenance practice or by Tenant performing all of its obligations under this Lease. Except as otherwise agreed or specified herein, the Premises, as surrendered, shall include the Alterations and Utility Installations. The obligation of Tenant shall include the repair of any damage occasioned by the installation, maintenance or removal of Tenant's Trade Fixtures, furnishings, equipment, and Tenant Alterations and Utility Installations, as well as the removal of any storage tank installed by or for Tenant, and the removal, replacement, or remediation of any soil, material or ground water contaminated by Tenant, all as may then be required by Applicable Requirements and/or good practice.

8.   **Insurance, Indemnity.**

8.1   **Payment of Premium Increases.** As used herein, the term **"Insurance Cost"** is defined as the actual cost of the insurance applicable to Industrial Center carried by Landlord (**"Required Insurance"**) calculated on an annual basis. "Insurance Cost" shall include, but not be limited to, requirements of the holder of a mortgage or deed of trust covering the Premises, increased valuation of the

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Premises, and/or a general premium rate increase. Tenant shall pay Tenant's Share of the Insurance Cost to Landlord pursuant to Paragraph 4.2. Premiums for policy periods commencing prior to, or extending beyond the Term shall be prorated to coincide with the corresponding Commencement Date or Expiration Date.

8.2 Liability Insurance.

(a) **Carried by Tenant.** Tenant shall obtain and keep in force during the term of this Lease a Commercial General Liability policy of insurance protecting Tenant, Landlord and any Lender(s) whose names have been provided to Tenant in writing (as additional insureds) against claims for bodily injury, personal injury and property damage based upon, involving or arising out of the ownership, use, occupancy or maintenance of the Premises and all areas appurtenant thereto. Such insurance shall be on an occurrence basis providing single limit coverage with broad form general liability endorsement in an amount not less than $2,000,000.00 per occurrence with an "Additional Insured-Managers or Landlords of Premises" endorsement and contain the "Amendment of the Pollution Exclusion" endorsement for damage caused by heat, smoke or fumes caused by hostile fire, with a deductible satisfactory to Landlord. The policy shall not contain any intra-insured exclusions as between insured persons or organizations, but shall include coverage for liability assumed under this Lease as an "insured contract" for the performance of Tenant's indemnity obligations under this Lease. The limits of said insurance required by this Lease or as carried by Tenant shall not, however, limit the liability of Tenant nor relieve Tenant of any obligation hereunder. All insurance to be carried by Tenant shall be primary to and not contributory with any similar insurance carried by Landlord, whose insurance shall be considered excess insurance only. Tenant shall increase said insurance coverage as required by Landlord, not more frequently than once each year, if, in the reasonable opinion of Landlord, the amount of liability insurance required hereunder is inadequate.

(b) **Carried by Landlord.** Landlord shall also maintain liability insurance, in addition to and not in lieu of, the insurance required to be maintained by Tenant. Tenant shall not be named as an additional insured therein. Any insurance carried by Landlord may be provided by means of a "blanket" insurance or "umbrella" policy.

8.3 Property Insurance-Building, Improvements and Rental Value.

(a) **Building and Improvements.** Landlord shall obtain and keep in force during the term of this Lease a policy or policies in the name of Landlord, with loss payable to Landlord and to any Lender(s), insuring against loss or damage to the Premises (other than Leasehold Improvements) in such form and amounts as determined by Landlord. Leasehold Improvements and Tenant's personal property shall be insured by Tenant pursuant to Paragraph 8.4. If the coverage is available and commercially appropriate, Landlord's policy or policies may insure against all risks of direct physical loss or damage, including coverage for any additional costs resulting from debris removal and reasonable amounts of coverage for the enforcement of any ordinance or law regulating the reconstruction or replacement of any undamaged sections of the Building required to be demolished or removed by reason of the enforcement of any building, zoning, safety or land use laws as a result of a covered loss. Said policy or policies may also contain an agreed valuation provision in lieu of any co-insurance clause, waiver of subrogation, and inflation guard protection causing an increase in the annual property insurance coverage amount by a factor of not less than the adjusted U.S. Department of Labor Consumer Price Index for All Urban Consumers for the city nearest to where the Premises are located.

(b) **Rental Value.** Landlord may also obtain and keep in force during the term of this Lease a policy or policies in the name of Landlord, with loss payable to Landlord and any Lender(s), insuring the loss of use of the Premises for any reason and loss of the full rental and other charges payable by all tenants of the Industrial Center to Landlord for a minimum of one year (including all Real Property Taxes, insurance costs, all Common Area Operating Expenses and any scheduled rental increases). Said insurance may provide that in the event the Lease is terminated by reason of an insured loss, the period of indemnity for such coverage shall be extended beyond the date of the completion of repairs or replacement

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of the Premises, to provide for one full year's loss of rental revenues from the date of any such loss. Said insurance may contain an agreed valuation provision in lieu of any co-insurance clause, and the amount of coverage may be adjusted annually to reflect the projected rental income, Real Property Taxes, insurance premium costs and other costs and expenses, if any, otherwise payable for the next twelve-month period. Common Area Operating Expenses shall include any deductible amount in the event of such loss.

(c) **Adjacent Premises.** Tenant shall pay for any increase in the premiums for the property insurance for the Industrial Center if said increase is caused by Tenant's acts, omissions, use or occupancy of the Premises.

8.4 **Tenant's Insurance.** Tenant shall, at Tenant's sole cost and expense, obtain and maintain in force during the Term of this Lease the following insurance coverage with respect to the insurable losses contemplated by this section, insuring Landlord, Tenant and any Lenders as named additional insureds:

(a) **Property Insurance.** Against fire, extended coverage, vandalism, malicious mischief perils, and standard "all risk" protection, with replacement cost endorsement on Tenants' personal property and Leasehold Improvements, including but not limited to carpeting, furnishings, equipment, furniture, inventory and stock; "all risk" protection includes, but is not limited to sprinkler leakage, vandalism and malicious mischief perils; this coverage shall also extend to miscellaneous electrical apparatus and all other insurable objects owned or operated by Tenant or any member of the Tenant Group or relating to or serving the Premises;

(b) **Business Interruption.** Business interruption insurance in such amount as will reimburse Tenant for direct or indirect loss of earnings attributable to all such perils insured against and extra expense coverage; and,

(c) **Worker's Compensation.** Worker's compensation insurance in the statutorily required amounts covering all Tenant's employees and all members of the Tenant Group working in the Premises.

8.5 **Insurance Policies.** Insurance required hereunder shall be in companies duly licensed to transact business in the state where the Premises are located, and maintaining during the policy term a "General Policyholders Rating" of at least B+, VII, or such other rating as may be required by a Lender, as set forth in the most current issue of "Best's Insurance Guide." Tenant shall not do or permit to be done anything which shall invalidate the insurance policies referred to in this Paragraph 8. Tenant shall cause to be delivered to Landlord, prior to the earlier of the Early Possession Date or the Commencement Date, certified copies of, or certificates evidencing the existence and amounts of the insurance required under Paragraph 8.2(a) and 8.4. No such policy shall be cancelable or subject to modification except after thirty (30) days' prior written notice to Landlord and any such certificates shall so state and also state that Landlord, as holder thereof, may rely upon same. Tenant shall at least thirty (30) days prior to the expiration of such policies, furnish Landlord with evidence of renewals or "insurance binders" evidencing renewal thereof, or Landlord may order such insurance and charge the cost thereof to Tenant, which amount shall be payable by Tenant to Landlord upon demand as additional rent.

8.6 **Waiver of Subrogation.** Landlord and Tenant shall each have included in all policies of property and damage insurance required to be carried hereunder, a waiver by the insurer of all right of subrogation against the other in connection with any loss or damage thereby insured against. So long as both Landlord's and Tenant's policies then in force include such mutual waiver of subrogation, Landlord and Tenant, to the fullest extent permitted by law, each waive all right of recovery against the other for and agree to release the other from liability for, loss or damage to the extent such loss or damage is covered by valid and collectible insurance in effect at the time of such loss or damage; provided, however, no such limitation to the foregoing waiver shall apply in the event Tenant has failed to insure its personal property and the Leasehold Improvements for their full replacement cost.

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8.7   **Indemnity.** Except for Landlord's gross negligence and/or intentional misconduct, Tenant shall indemnify, protect, defend and hold harmless the Premises, Landlord and its agents, Landlord's master or ground Landlord, partners and Lenders, from and against any and all claims, loss of rents and/or damages, costs, liens, judgments, penalties, loss of permits, attorneys' and consultants' fees, expenses and/or liabilities arising out of, involving, or in connection with the occupancy of the Premises or use of Common Areas by Tenant, the conduct of Tenant's business, any act, omission or neglect of Tenant, or any member of the Tenant Group, and out of any Default by Tenant in the performance in a timely manner of any obligation on Tenant's part to be performed under this Lease. The foregoing shall include, but not be limited to, the defense or pursuit of any claim or any action or proceeding involved therein, and whether or not (in the case of claims made against Landlord) litigated and/or reduced to judgment. In case any action or proceeding is brought against Landlord by reason of any of the foregoing matters, Tenant upon notice from Landlord shall defend the same at Tenant's expense by counsel reasonably satisfactory to Landlord and Landlord shall cooperate with Tenant in such defense. Landlord need not have first paid any such claim in order to be so indemnified. Tenant hereby waives and releases all claims against Landlord and its employees and agents with respect to any acts of third parties, any cause beyond Landlord's control and any other matters for which Landlord has disclaimed liability pursuant to the terms of this Lease.

8.8   **Exemption of Landlord from Liability.** Landlord shall not be liable for injury or damage to the person or goods, wares, merchandise or other property of Tenant or any member of the Tenant Group, or any other person in or about the Premises, whether such damage or injury is caused by or results from fire, steam, electricity, gas, water or rain, or from the breakage, leakage, obstruction or other defects of pipes, fire sprinklers, wires, appliances, plumbing, air conditioning or lighting fixtures, or from any other cause, whether said injury or damage results from conditions arising upon the Premises or upon other portions of the Industrial Center of which the Premises are a part, from other sources or places, and regardless of whether the cause of such damage or injury or the means of repairing the same is accessible or not. Landlord shall not be liable for any damages arising from any act or neglect of any other tenant of Landlord nor from the failure by Landlord to enforce the provisions of any other lease in the Industrial Center. Notwithstanding Landlord's negligence or breach of this Lease, Landlord shall under no circumstance be liable for injury to Tenant for special, consequential or punitive damages or for any loss of income or profit.

9.   **Damage or Destruction.**

9.1   **Definitions.**

(a)   **"Premises Partial Damage"** shall mean damage or destruction to the Premises, other than Leasehold Improvements, the repair cost of which damage or destruction is less than fifty percent (50%) of the then Replacement Cost (as defined in Paragraph 9.1(d)) of the Premises (excluding Leasehold Improvements) immediately prior to such damage or destruction.

(b)   **"Premises Total Destruction"** shall mean damage or destruction to the Premises, other than Leasehold Improvements, the repair cost of which damage or destruction is fifty percent (50%) or more of the then Replacement Cost of the Premises (excluding Leasehold Improvements) immediately prior to such damage or destruction. In addition, damage or destruction to the Building, other than Leasehold Improvements of any tenants of the Building, the cost of which damage or destruction is fifty percent (50%) or more of the then Replacement Cost of the Building (excluding Leasehold Improvements of any tenants of the Building) shall, at the option of Landlord, be deemed to be Premises Total Destruction.

(c)   **"Insured Loss"** shall mean damage or destruction to the Premises, other than Leasehold Improvements, which was caused by an event covered by the insurance described in Paragraph 8.3(a) irrespective of any deducible amounts or coverage limits involved.

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(d) **"Replacement Cost"** shall mean the cost to repair or rebuild the improvements owned by Landlord at the time of the occurrence to their condition existing immediately prior thereto, including demolition, debris removal and upgrading required by the operation of applicable building codes, ordinances or laws, and without deduction for depreciation.

(e) **"Hazardous Substance Condition"** shall mean the occurrence or discovery of a condition involving the presence of, or a contamination by, a Hazardous Substance as defined in Paragraph 6.2(a), in, on, or under the Industrial Center.

9.2 **Premises Partial Damage - Insured Loss.** If Premises Partial Damage that is an Insured Loss occurs, then Landlord shall, at Landlord's expense, repair such damage (other than the Leasehold Improvements) as soon as reasonably possible and this Lease shall continue in full force and effect. In the event, however, that there is a shortage of insurance proceeds and such shortage is due to the fact that, by reason of the unique nature of the Improvements in the Premises, full replacement cost insurance coverage was not commercially reasonable and available or due to any requirement of any Lender, Landlord shall have no obligation to pay for the shortage in insurance proceeds or to fully restore the unique aspects of the Premises unless Tenant provides Landlord with the funds to cover same, or adequate assurance thereof, within ten (10) days following receipt of written notice of such shortage and request therefor. If Landlord receives said funds or adequate assurance thereof within said ten (10) day period, Landlord shall complete them as soon as reasonably possible and this Lease shall remain in full force and effect. If Landlord does not receive such funds or assurance within said period, Landlord may nevertheless elect by written notice to Tenant within ten (10) days thereafter to make such restoration and repair as is commercially reasonable with Landlord paying any shortage in proceeds, in which case this Lease shall remain in full force and effect. If Landlord does not receive such funds or assurance within such ten (10) day period, and if Landlord does not so elect to restore and repair, then this Lease shall terminate sixty (60) days following the occurrence of the damage or destruction. Unless otherwise agreed, Tenant shall in no event have any right to reimbursement from Landlord for any funds contributed by Tenant to repair any such damage or destruction. Premises Partial Damage due to flood or earthquake shall be subject to Paragraph 9.3 rather than Paragraph 9.2, notwithstanding that there may be some insurance coverage, but the net proceeds of any such insurance shall be made available for the repairs if made by either Party.

9.3 **Partial Damage - Uninsured Loss.** If Premises Partial Damage that is not an Insured Loss occurs, unless caused by a negligent or willful act of Tenant or any member of the Tenant Group (in which event Tenant shall make or pay Landlord for the repairs, at Landlord's election, and this Lease shall continue in full force and effect), Landlord may at Landlord's option, either (i) repair such damage as soon as reasonably possible at Landlord's expense, in which event this Lease shall continue in full force and effect, or (ii) give written notice to Tenant within sixty (60) days after receipt by Landlord of knowledge of the occurrence of such damage of Landlord's desire to terminate this Lease, Tenant shall have the right within five (5) days after the receipt of such notice to give written notice to Landlord of Tenant's commitment to pay for the repair of such damage totally at Tenant's expense and without reimbursement from Landlord. Tenant shall provide Landlord with the required funds or satisfactory assurance thereof within fifteen (15) days following such commitment from Tenant. In such event this Lease shall continue in full force and effect, and Landlord shall proceed to make such repairs as soon as reasonably possible after the required funds are available. If Tenant does not give such notice and provide the funds or assurance thereof within the time specified above, this Lease shall terminate as of the date specified in Landlord's notice of termination.

9.4 **Total Destruction.** Notwithstanding any other provision hereof, if Premises Total Destruction occurs (including any destruction required by any authorized public authority), this Lease shall terminate sixty (60) days following the date of such Premises Total Destruction, whether or not the damage or destruction is an Insured Loss or was caused by a negligent or willful act of Tenant or any member of the Tenant Group. In the event, however, that the damage or destruction was so caused by Tenant, Landlord shall have the right to recover Landlord's damages from Tenant.

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9.5 **Damage Near End of Term.** If at any time during the last twelve (12) months of the term of this Lease there is damage for which the cost to repair exceeds one month's Base Rent, whether or not an Insured Loss, Landlord may, at Landlord's option, terminate this Lease effective sixty (60) days following the date of occurrence of such damage by giving written notice to Tenant of Landlord's election to do so within sixty (60) days after the date of occurrence of such damage.

9.6 **Abatement of Rent; Tenant's Remedies.**

(a) In the event of (i) Premises Partial Damage or (ii) Hazardous Substance Condition in the Premises for which Tenant is not legally responsible, the Base Rent; and Common Area Operating Expenses payable by Tenant hereunder for the period during which such damage or condition, its repair, remediation or restoration continues, shall be abated in proportion to the degree to which Tenant's use of the Premises is impaired, but not in excess of proceeds from insurance carried by Landlord as required in Paragraph 8.3(b). All other obligations of Tenant hereunder shall be performed by Tenant, and Tenant shall have no claim against Landlord for any damage suffered by reason of any such damage, destruction, repair, remediation or restoration.

(b) If Landlord shall be obligated to repair or restore the Premises under the provisions of this Paragraph 9 and shall not commence the repair or restoration of the Premises within ninety (90) days after such obligation shall accrue, Tenant may, at any time prior to the commencement of such repair or restoration, give written notice to Landlord and to any Lenders of which Tenant has actual notice of Tenant's election to terminate this Lease on a date not less than sixty (60) days following the giving of such notice. If Tenant gives such notice to Landlord and such Lenders and such repair or restoration is not commenced within thirty (30) days after receipt of such notice, this Lease shall terminate as of the date specified in said notice. If Landlord or a Lender commences the repair or restoration of the Premises within thirty (30) days after the receipt of such notice, this Lease shall continue in full force and effect. **"Commence"** as used in this Paragraph 9.6(b) shall mean either the authorization of the preparation of the required plans, or the beginning of the actual work on the Premises, whichever occurs first.

(c) Notwithstanding anything herein to the contrary, (i) Landlord shall have no repair obligations hereunder and (ii) Tenant shall have no termination rights hereunder, during the occurrence and continuation of a Default hereunder by Tenant.

9.7 **Hazardous Substance Conditions.** If a Hazardous Substance Condition occurs, unless Tenant is legally responsible therefor (in which case Tenant shall make or at Landlord's election, reimburse Landlord for the costs of, the investigation and remediation thereof required by Applicable Requirements and this Lease shall continue in full force and effect), Landlord may at Landlord's option either (i) investigate and remediate such Hazardous Substance Condition, if required, as soon as reasonably possible at Landlord's expense, in which event this Lease shall continue in full force and effect, or (ii) if the estimated cost to investigate and remediate such condition exceeds twelve (12) times the then monthly Base Rent or $100,000.00, whichever is less, give written notice to Tenant within sixty (60) days after receipt by Landlord of knowledge of the occurrence of such Hazardous Substance Condition of Landlord's desire to terminate this Lease as of the date specified in such notice. In the event Landlord elects to give such notice of Landlord's intention to terminate this Lease, Tenant shall have the right within ten (10) days after the receipt of such notice to give written notice to Landlord of Tenant's commitment to pay for the excess costs of (a) investigation and remediation of such Hazardous Substance Condition to the extent required by Applicable Requirements, over (b) an amount equal to twelve (12) times the then monthly Base Rent or $100,000.00, whichever is less. Tenant shall provide Landlord with the funds required of Tenant or satisfactory assurance thereof within fifteen (15) days following said commitment by Tenant. In such event this Lease shall continue in full force and effect, and Landlord shall proceed to make such investigation and remediation as soon as reasonably possible after the required funds are available. If Tenant does not give such notice and provide the required funds or assurance thereof within the time period specified above,

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this Lease shall terminate as of the date specified in Landlord's notice of termination.

9.8 **Termination - Advance Payments.** Upon termination of this Lease pursuant to this Paragraph 9, Landlord shall return to Tenant any unearned payment made by Tenant to Landlord and so much of Tenant's Security Deposit as has not been, or is not then required to be, used by Landlord under the terms of this Lease.

9.9 **Waiver of Statutes.** Landlord and Tenant agree that the terms of this Lease shall govern the effect of any damage to or destruction of the Premises and the Building with respect to the termination of this Lease and hereby waive the provisions of any present or future statute to the extent it is inconsistent herewith.

10. **Real Property Taxes.**

10.1 **Payment of Taxes.** Landlord shall pay the Real Property Taxes, as defined in Paragraph 10.2(a), applicable to the Industrial Center, and except as otherwise provided in Paragraph 10.3, Real Property Taxes shall be included in the calculation of Common Area Operating Expenses in accordance with the provisions of Paragraph 4.2.

10.2 **Real Property Tax Definitions.** As used herein, the term **"Real Property Taxes"** shall include any form of real estate tax or assessment, general, special, ordinary or extraordinary, and any license fee, rental tax, improvement bond or bonds, levy or tax (other than Landlord's inheritance, personal income or estate taxes which are not imposed in substitution for Real Property Taxes) imposed upon the Industrial Center by any authority having the direct or indirect power to tax, including any city, state or federal government, or any school, agricultural, sanitary, fire, street, drainage, or other improvement district thereof, levied against any legal or equitable interest of Landlord in the Industrial Center or any portion thereof, Landlord's right to rent or other income therefrom, and/or Landlord's business of leasing the Premises. The term **"Real Property Taxes"** shall also include any tax, fee, levy, assessment or charge, or any increase therein, imposed by reason of events occurring, or changes in Applicable Requirements taking effect, during the term of this Lease, including but not limited to, a change in the ownership of the Industrial Center or in the improvements thereon, the execution of this Lease, or any modification, amendment or transfer thereof, and whether or not contemplated by the Parties.

10.3 **Additional Improvements.** Notwithstanding Paragraph 10.1 hereof, Tenant shall pay to Landlord at the time Common Area Operating Expenses are payable under Paragraph 4.2, the entirety of any increase in Real Property Taxes if assessed solely by reason of Leasehold Improvements placed upon the Premises by Tenant or at Tenant's request.

10.4 **Tenant's Property Taxes.** Tenant shall pay prior to delinquency all taxes assessed against and levied upon Tenant Alterations and Utility Installations, Trade Fixtures, furnishings, equipment and all personal property of Tenant contained in the Premises or stored within the Industrial Center. When possible, Tenant shall cause its Tenant Alterations and Utility Installations, Trade Fixtures, furnishings, equipment and all other personal property to be assessed and billed separately from the real property of Landlord. If any of Tenant's said property shall be assessed with Landlord's real property, Tenant shall pay Landlord the taxes attributable to Tenant's property within ten (10) days after receipt of a written statement setting forth the taxes applicable to Tenant's property.

11. **Utilities and Services.** Tenant shall pay directly for all utilities and services supplied to the Premises, including but not limited to electricity, telephone, security services (if any), gas and cleaning of the Premises, together with any taxes thereon. If any such utilities or services are not separately metered to the Premises or separately billed to the Premises, Tenant shall pay to Landlord a reasonable proportion to be determined by Landlord of all such charges jointly metered or billed with other premises in the Building, in the manner and within the time periods set forth in Paragraph 4.2(d).

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12. Assignment and Subletting.

12.1 Landlord's Consent Required.

(a)   Tenant shall not voluntarily or by operation of law assign, transfer, mortgage, grant any concession or license within the Premises, or otherwise transfer or encumber or sublet all or any part of Tenant's interest in this Lease or in the Premises without Landlord's prior written consent given under and subject to the terms of Paragraph 36.

(b)   If Tenant is not an individual, a change in the control of Tenant or a change in the ability to direct the management and policies of Tenant (by contract or otherwise) shall constitute an assignment requiring Landlord's consent, which shall not be unreasonably withheld, unless the stock or interests in Tenant are publicly traded over a national stock exchange. The transfer, on a cumulative basis, of Fifty percent (50%) or more of the voting control of Tenant, or of the stock, membership interests or partnership interests of Tenant, shall constitute a change in control for this purpose.

(c)   The involvement of Tenant or substantially all of its assets, stock, membership, partnership or other ownership interests in any transaction, or series of transactions (by way of merger, sale, acquisition, financing, refinancing, transfer, leveraged buy-out or otherwise), whether or not a formal assignment or hypothecation of this Lease or Tenant's assets occurs shall constitute and assignment requiring Landlord's consent hereunder. Landlord consent not unreasonably withheld.

(d)   An assignment or subletting of Tenant's interest in this Lease without Land█████ prior written consent, which shall not be unreasonably withheld, shall be Default hereunder withou█ ██ necessity of any notice and grace period, unless waived in writing by Landlord. In such event, Landlord shall have the right to either: (i) pursue all of its rights and remedies hereunder and at law or in equity or (ii) upon thirty (30) days' written notice, increase the monthly Base Rent for the Premises to one hundred fifteen percent (115%) of the Base Rent then in effect. Further, in the event of such Default and rental adjustment, any option to purchase the Premises or renew or extend the term hereof held by Tenant shall thereupon terminate. Tenant's remedy for any breach of this Paragraph 12.1 by Landlord shall be limited to injunctive relief.

12.2 Terms and Conditions Applicable to Assignment and Subletting.

(a)   Regardless of Landlord's consent, any assignment or subletting shall not (i) be effective without the express written assumption by such assignee or subtenant of the obligations of Tenant under this Lease or without providing Landlord with evidence of insurance as required hereunder, (ii) release Tenant of any obligation hereunder, (iii) alter the primary liability of Tenant for the payment of rent and other sums due Landlord hereunder or for the performance of any other obligations to be performed by Tenant under this Lease.

(b)   Landlord may accept any rent or performance of Tenant's obligations from any person other than Tenant pending approval or disapproval of an assignment. Neither a delay in the approval or disapproval of such assignment nor the acceptance of any rent for performance shall constitute a waiver or estoppel of Landlord's right to exercise its remedies for the Default by Tenant of any of the terms, covenants or conditions of this Lease.

(c)   The consent of Landlord to any assignment or subletting shall not constitute consent to any subsequent assignment or subletting by Tenant or to any subsequent or successive assignment or subletting by the assignee or subtenant. However, Landlord may consent to subsequent sublettings and assignments of the sublease or any amendments or modifications thereto without notifying Tenant or anyone else liable under this Lease or the sublease and without obtaining their consent, and such action shall not relieve such persons from liability under this Lease or the sublease.

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(d)   In the event of any Default of Tenant's obligation under this Lease, Landlord may proceed directly against Tenant, any Guarantors or anyone else responsible for the performance of the Tenant's obligations under this Lease, including any subtenant, without first exhausting Landlord's remedies against any other person or entity responsible therefor to Landlord.

(e)   Each request for consent to an assignment or subletting shall be in writing, accompanied by information relevant to Landlord's determination as to the financial and operational responsibility and appropriateness of the proposed assignee or subtenant, including but not limited to the intended use and/or required modification of the Premises, if any, together with a non-refundable deposit of $250.00 as reasonable consideration for Landlord's considering and processing the request for consent. Tenant agrees to provide Landlord with such other or additional information and/or documentation as may be reasonably requested by Landlord.

(f)   Any assignee of, or subtenant under, this Lease shall, by reason of accepting such assignment or entering into such sublease, be deemed, for the benefit of Landlord, to have assumed and agreed to conform and comply with each and every term, covenant, condition and obligation herein to be observed or performed by Tenant during the term of said assignment or sublease.

(g)   Landlord may require that the Security Deposit be increased by an amount equal to two (2) times the then monthly Base Rent, and Landlord may make the actual receipt by Landlord of the Security Deposit increase a condition to Landlord's consent to such transaction.

(h)   Landlord, as a condition to giving its consent to any assignment or subletting, may require that the amount and adjustment schedule of the rent payable under this Lease be adjusted to what is then the market value and/or adjustment schedule for property similar to the Premises as then constituted, as determined by Landlord.

12.3   **Additional Terms and Conditions Applicable to Subletting.** The following terms and conditions shall apply to any subletting by Tenant of all or any part of the Premises and shall be deemed included in all subleases under this Lease whether or not expressly incorporated therein:

(a)   Tenant hereby assigns and transfers to Landlord all of Tenant's interest in all rentals and income arising from any sublease of all or a portion of the Premises heretofore or hereafter made by Tenant, and Landlord may collect such rent and income and apply same toward Tenant's obligations under this Lease; provided, however, that until a Default shall occur in the performance of Tenant's obligations under this Lease, Tenant may, except as otherwise provided in this Lease, receive, collect and enjoy the rents accruing under such sublease. Landlord shall not, by reason of the foregoing provision or any other assignment of such sublease to Landlord, or by reason of the collection of the rents from a subtenant, be deemed liable to the subtenant for any failure of Tenant to perform and comply with any of Tenant's obligations to such subtenant under such Sublease. Tenant hereby irrevocably authorizes and directs any such subtenant, upon receipt of a written notice from Landlord stating that Tenant is in Default, to pay to Landlord the rents and other charges due and to become due under the sublease. Subtenant shall rely upon any such statement and request from Landlord and shall pay such rents and other charges to Landlord without any obligation or right to inquire as to whether such Default exists and notwithstanding any notice from or claim from Tenant to the contrary. Tenant shall have no right or claim against such subtenant, or, until the Default has been cured, against Landlord, for any such rents and other charges so paid by said subtenant to Landlord.

(b)   In the event of a Default by Tenant in the performance of its obligations under this Lease, Landlord, at its option and without any obligation to do so, may require any subtenant to attorn to Landlord, in which event Landlord shall undertake the obligations of the Tenant under such sublease from the time of the exercise of said option to the expiration of such sublease; provided, however, Landlord shall not be liable for any prepaid rents or security deposit paid by such subtenant to such sublessor or for any other prior defaults or breaches of such sublessor under such sublease.

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(c)   Any matter or thing requiring the consent of the sublessor under a sublease shall also require the consent of Landlord herein. No subtenant under a sublease approved by Landlord shall further assign or sublet all or any part of the Premises without Landlord's prior written consent.

13.   Default; Remedies.

13.1   **Default.** A "**Default**" by Tenant is a failure by Tenant to observe, comply with or perform any of the terms, covenants, conditions or rules applicable to Tenant under this Lease prior to the expiration of any applicable grace period, including without limitation the following:

(a)   The vacating of the Premises without the intention to reoccupy same, or the abandonment of the Premises.

(b)   The failure by Tenant to make any payment of Base Rent, Tenant's Share of Common Area Operating Expenses, or any other monetary payment required to be made by Tenant hereunder as and when due if Tenant shall fail to cure such default within ten (10) business days after written notice to Tenant at the Premises of such Default; provided, however, landlord shall not be required to give any such notice of Default more than two (2) times in any consecutive twelve month period and such third (3rd) Default within such twelve month period shall be an immediate Default hereunder without a notice or grace period and Landlord shall not be obligated to give any further notice of Default.

(c)   The failure by Tenant to provide Landlord with reasonable evidence of insurance or surety bond required under this Lease, or the failure of Tenant to fulfill any obligation under this Lease which endangers or threatens life or property or a Tenancy Statement as provided herein.

(d)   The failure by Tenant to provide Landlord with reasonable written evidence (in duly executed original form, if applicable) of (i) compliance with Applicable Requirements per Paragraph 6.3, (ii) the inspection, maintenance and service contracts required under Paragraph 7.1(b), (iii) the rescission of an unauthorized assignment or subletting per Paragraph 12.1, (iv) the subordination or non-subordination of this Lease per Paragraph 30, (v) the guaranty of the performance of Tenant's obligations under this Lease if required under Paragraphs 1.11, (vi) the execution of any document requested under Paragraph 41, or (vii) any other documentation or information which Landlord may reasonably require of Tenant under the terms of this Lease, where any such failure continues for a period of ten (10) days following written notice by or on behalf of Landlord to Tenant.

(e)   A breach or default by Tenant as to the terms, covenants, conditions or provisions of this Lease, or of the Rules and Regulations that are to be observed, complied with or performed by Tenant, other than those described in Paragraphs 13.1(a), (b), (c), or (d) above, where such Default continues for a period of fifteen (15) days after written notice thereof by or on behalf of Landlord to Tenant; provided, however, that if the nature of Tenant's Default is such that more than fifteen (15) days are reasonably required for its cure, then it shall not be deemed to be a Default of this Lease by Tenant if Tenant commences such cure within said fifteen (15) day period and thereafter diligently prosecutes such cure to completion (but in no event shall any additional cure period exceed forty-five (45) days).

(f)   The occurrence of any of the following events: (i) the making by Tenant of any general arrangement or assignment for the benefit of creditors; (ii) Tenant's becoming a "debtor" as defined in 11 U.S. Code Section 101 or any successor statute thereto (unless, in the case of a petition filed against Tenant, the same is dismissed within sixty (60) days); (iii) the appointment of a trustee or receiver to take possession of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease, where possession is not restored to Tenant within thirty (30) days; or (iv) the attachment, execution or other judicial seizure of substantially all of Tenant's assets located at the Premises or of Tenant's interest in this Lease, where such seizure is not discharged within thirty (30) days; provided, however, in the event that any provision of this Paragraph 13.1(e) is contrary to any applicable law, such provision shall

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be of no force or effect, and shall not affect the validity of the remaining provisions.

(g)   If any financial statement of Tenant or of any Guarantor, given to Landlord by Tenant or any Guarantor, was false or misleading in any material respect.

(h)   If the performance of Tenant's obligations under this Lease is guaranteed: (i) the death of a Guarantor, (ii) the termination of a Guarantor's liability with respect to this Lease other than in accordance with the terms of such guaranty, (iii) a Guarantor's becoming insolvent or the subject of a bankruptcy filing, (iv) a Guarantor's refusal to honor the guaranty, or (v) a Guarantor's breach of its guaranty obligation on an anticipatory breach basis, and Tenant's failure, within fifteen (15) days following written notice by or on behalf of Landlord to Tenant of any such event, to provide Landlord with written alternative assurances of security, which, when coupled with the then existing resources of Tenant, equals or exceeds the combined financial resources of Tenant and the Guarantors that existed at the time of execution of this Lease.

13.2   **Remedies.** If Tenant fails to perform any affirmative duty or obligation of Tenant under this Lease within any applicable notice or cure period (or in case of an emergency, without notice), Landlord may at its option (but without obligation to do so), perform such duty or obligation on Tenant's behalf, including but not limited to the obtaining of reasonably required bonds, insurance policies, or governmental licenses, permits or approvals. The costs and expenses of any such performance by Landlord shall be due and payable by Tenant to Landlord upon invoice therefor. If any check given to Landlord by Tenant shall not be honored by the bank upon which it is drawn, Landlord, at its own option, may require all future payments to be made under this Lease by Tenant to be made only by cashier's check. In the event of a Default of this Lease by Tenant, with or without further notice or demand, and without limiting Landlord in the exercise of any right or remedy which Landlord may have by reason of such Default, Landlord may:

(a)   Terminate Tenant's right to possession of the Premises by any lawful means, in which case this Lease and the term hereof shall terminate and Tenant shall immediately surrender possession of the Premises to Landlord. In such event Landlord shall be entitled to recover from Tenant all damages Landlord may incur by reason of Tenant's default, including, without limitation, a sum which, at the date of such termination represents the present value (discounted at a rate equal to the then average rate for Moody's "AAA" rated corporate bonds) with maturities equal to the Remaining Term (as hereinafter defined) of the excess, if any, of (i) the Base Rent, additional rent, and all other charges and sums which would have been payable hereunder by Tenant for the period commencing with the day following the date of such termination and ending with the expiration date of the Lease Term, as extended, over (ii) the aggregate reasonable rental value of the Premises for the same period, all of which present value of such excess sum shall be deemed immediately due and payable. In determining the aggregate reasonable rental value pursuant to item (ii) above, the parties hereby agree that all relevant factors shall be considered as of the time Landlord seeks to enforce such remedy, including, but not limited to, (A) the length of time remaining in the Term of this Lease, (B) the then-current market conditions in the general area in which the Premises are located, (C) the likelihood of reletting the Premises for a period of time equal to the remainder of the Term of this Lease, (D) the net effective rental rates (taking into account all concessions) then being obtained for space of similar type and size in similar type buildings in the general area in which the Premises are located, (E) the vacancy levels in comparable quality buildings in the general area in which the Industrial Center is located, (F) the anticipated duration of the period the Premises will be unoccupied prior to reletting, (G) the anticipated cost of reletting, and (H) the current levels of new construction that will be completed during the remainder of the Term of this Lease and the degree to which such new construction will likely affect vacancy rates and rental rates in comparable quality buildings in the general area in which the Premises are located. Such payment shall be and constitute Landlord's liquidated damages, Landlord and Tenant acknowledging and agreeing that it is difficult to determine the actual damages Landlord would suffer from Tenant's default and that the agreed upon liquidated damages are not punitive or penalties and are just, fair and reasonable; or

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(b)   Continue the Lease without Tenant's right to possession in effect after Tenant's Default and recover rent as it becomes due; or

(c)   Without terminating this Lease, declare immediately due and payable all Base Rent, additional rent, and other rents, charges and sums due and coming due under this Lease for the entire remaining Term hereof, together with all other amounts previously due, at once, which total amount shall be discounted to the present value (discounted at a rate equal to the then average rate of Moody's "AAA" rated corporate bonds with maturities equal to the remaining Term of this Lease); provided, however, that such payment shall not be deemed a penalty or liquidated damages but shall merely constitute payment in advance of Base Rent, additional rent, and other rents, charges and sums due and coming due under this Lease for the remainder of the Term. Upon making such payment, Tenant shall be entitled to remain in the Premises provided there are no other uncured events of Default; or

(d)   Without terminating this Lease, and with or without notice to Tenant, Landlord may in Landlord's own name but as agent for Tenant enter into and upon and take possession of the Premises or any part thereof, and, at Landlord's option, remove persons and property therefrom, and such property, if any, may be removed and stored in a warehouse or elsewhere at the cost of, and for the account of, Tenant, all without being deemed guilty of trespass or becoming liable for any loss or damage which may be occasioned thereby, and Landlord may rent the Premises or any portion thereof as the agent of Tenant with or without advertisement, and by private negotiations and for any term upon such terms and conditions as Landlord may deem necessary or desirable in order to relet the Premises. Landlord shall in no way be responsible or liable for any rental concessions or any failure to rent the Premises or any part thereof, or for any failure to collect any rent due upon such reletting. Upon each such reletting, all rentals received by Landlord from such reletting shall be applied: first, to the payment of any indebtedness (other than Base Rent and any other rent due hereunder) from Tenant to Landlord; second, to the payment of any costs and expenses of such reletting, including, without limitation, brokerage fees and attorney's fees and costs of alterations and repairs; third, to the payment of Base Rent, additional rent, and other charges and sums then due and unpaid hereunder; and fourth, the residue, if any, shall be held by Landlord to the extent of and for application in payment of future sums as the same may become due and payable hereunder. In reletting the Premises as aforesaid, Landlord may grant rent concessions and Tenant shall not be credited therefor. If such rentals received from such reletting shall at any time or from time to time be less than sufficient to pay to Landlord the entire sums then due from Tenant hereunder, Tenant shall pay any such deficiency to Landlord. Such deficiency shall, at Landlord's option, be calculated and paid monthly. No such reletting shall be construed as an election by Landlord to terminate this Lease unless a written notice of such election has been given to Tenant by Landlord. Notwithstanding any such reletting without termination, Landlord may at any time thereafter elect to terminate this Lease for any such previous default provided same has not been cured; or

(e)   Without liability to Tenant or any other party and without constituting a constructive or actual eviction, suspend or discontinue furnishing or rendering to Tenant any property, material, labor, utilities or other service, wherever Landlord is obligated to furnish or render the same, so long as Tenant is in default under this Lease; or

(f)   Pursue any other remedy now or hereafter available to Landlord at law or in equity.

(g)   The expiration or termination of this Lease and/or the termination of Tenant's right to possession shall not relieve Tenant from liability under any indemnity provisions of this Lease as to matters occurring or accruing during the term hereof or by reason of Tenant's occupancy of the Premises. Efforts by Landlord to mitigate damages caused by Tenant's Default shall not waive Landlord's right to recover damages. Acts of maintenance or preservation, efforts to relet the Premises, or the appointment of a receiver to protect Landlord's interest under this Lease, shall not constitute a termination of Tenant's obligations, which shall survive any re-possession by Landlord.

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(h)   In the event that Landlord elects to terminate this Lease, or to terminate Tenant's right of possession of the Premises without terminating this Lease, or this Lease is terminated by authority of law, Landlord shall be entitled, but not required, to store in a commercially reasonable manner any personal property of Tenant or any subtenant which shall remain in the Premises after the termination of this Lease and the removal of Tenant or subtenant from the Premises. Landlord shall have a lien on such property, which may be discharged by Tenant upon payment of arrearage due under this Lease, plus payment of Landlord's storage and administrative costs. At the end of the thirty (30) day period following termination of this Lease, or termination of Tenant's right of possession, such property shall be conclusively deemed to have been abandoned by Tenant. The foregoing provisions of this Paragraph shall be without prejudice to any election by Landlord that Tenant's failure to remove its property constitutes a holding over by Tenant.

(i)   Pursuit of any of the foregoing remedies shall not preclude pursuit of any of the other remedies herein provided or any other remedies provided by law, nor shall pursuit of any remedy herein provided constitute a forfeiture or waiver of any rent or other sum due to Landlord hereunder or of any damages accruing to Landlord by reason of the violation of any of the covenants and provisions herein contained. Forbearance by Landlord to enforce one or more of the remedies herein provided upon an event of default shall not be deemed or construed to constitute a waiver of such default.

(ii)   Landlord shall have no lien on property leased to tenant by a third party or owned by a third party, or for which a priority security lien exists thereon.

13.3   **Inducement Recapture in Event of Default.** Any agreement by Landlord for free or abated rent or other charges applicable to the Premises, or for the giving or paying by Landlord to or for Tenant of any cash or other bonus, buildout or improvement allowance, inducement or consideration for Tenant's entering into this Lease, all of which concessions are hereinafter referred to as **"Inducement Provisions"** shall be deemed conditioned upon Tenant's full and faithful performance of all of the terms, covenants and conditions of this Lease to be performed or observed by Tenant during the term hereof as the same may be extended. Upon the occurrence of a Default by Tenant, any such Inducement Provision shall automatically be deemed deleted from this Lease and of no further force or effect, and any rent, other charge, bonus, inducement or consideration theretofore abated, given or paid by Landlord under such an Inducement Provision shall be immediately due and payable by Tenant to Landlord, and recoverable by Landlord, as additional rent due under this Lease, notwithstanding any subsequent cure of said Default of Tenant. The acceptance by Landlord of rent or the cure of the Default which initiated the operation of this Paragraph 13.3 shall not be deemed a waiver by Landlord of the provisions of this Paragraph 13.3 unless specifically so stated in writing by Landlord at the time of such acceptance.

13.4   **Late Charges.** Tenant hereby acknowledges that late payment by Tenant to Landlord of rent and other sums due hereunder will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. Such costs include, but are not limited to, processing and accounting charges, and late charges which may be imposed upon Landlord by the terms of any ground lease, mortgage or security deed covering the Premises. Accordingly, if any installment of rent or other sum due from Tenant shall not be actually received by Landlord or Landlord's designee for deposit in Landlord's account within seven (7) business days after such amount shall be due, then, without any requirement for notice to Tenant, Tenant shall pay to Landlord a late charge equal to five percent (5%) of such overdue amount. The parties hereby agree that such late charge represents a fair and reasonable estimate of the costs Landlord will incur by reason of late payment by Tenant. Acceptance of such late charge by Landlord shall in no event constitute a waiver of Tenant's Default with respect to such overdue amount, nor prevent Landlord from exercising any of the other rights and remedies granted hereunder. In the event that a late charge is payable hereunder, whether or not collected, for three (3) consecutive installments of Base Rent, then notwithstanding Paragraph 4.1 or any other provision of this Lease to the

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contrary, Base Rent and all other rent payable hereunder shall, at Landlord's option, become due and payable quarterly in advance.

   13.5 Breach of Landlord. Landlord shall not be deemed in breach of this Lease unless Landlord fails within a reasonable time to perform an obligation required to be performed by Landlord. For purposes of this Paragraph 13.5, a reasonable time shall in no event be less than thirty (30) days after receipt by Landlord, and by any Lender(s) whose name and address shall have been furnished to Tenant in writing for such purpose, of written notice specifying wherein such obligation of Landlord has not been performed; provided, however, that if the nature of Landlord's obligation is such that more than thirty (30) days after such notice are reasonably required for its performance, then Landlord shall not be in breach of this Lease if performance is commenced within such thirty (30) day period and thereafter diligently pursued to completion.

  14. Condemnation. If the Premises or any portion thereof are taken under the power of eminent domain or sold under the threat of the exercise of said power (all of which are herein called "condemnation"), this Lease shall terminate as to the part so taken as of the date the condemning authority takes title or possession, whichever first occurs. If more than ten percent (10%) of the floor area of the Premises, Landlord or Tenant may, by election to be exercised in writing within ten (10) days after Landlord shall have given Tenant written notice of such taking (or in the absence of such notice, within ten (10) days after the condemning authority shall have taken possession) terminate this Lease as of the date the condemning authority takes such possession. If Landlord or Tenant does not terminate this Lease in accordance with the foregoing, this Lease shall remain in full force and effect as to the portion of the Premises remaining, except that the Base Rent shall be reduced in the same proportion as the rentable floor area of the Premises taken bears to the total rentable floor area of the Premises. No reduction of Base Rent shall occur if the condemnation does not apply to any portion of the Premises. Any award for the taking of all or any part of the Premises under the power of eminent domain or any payment made under threat of the exercise of such power shall be the property of Landlord, whether such award shall be made as compensation for diminution of value of the leasehold or for the taking of the fee, or as severance damages; provided, however, that Tenant shall be entitled to any compensation, separately awarded to Tenant for Tenant's relocation expenses and/or loss of Tenant's Trade Fixtures. In the event that this Lease is not terminated by reason of such condemnation, Landlord shall to the extent of its net severance damages received, over and above Tenant's Share of the legal and other expenses incurred by Landlord in the condemnation matter, repair any damage to the Premises caused by such condemnation authority. Tenant shall be responsible for the payment of any amount in excess of such net severance damages required to complete such repair.

  15. Brokers' Fees. Tenant and Landlord each represent and warrant to the other that it has had no dealings with any person, firm, broker or finder other than as named in Paragraph 1.10(a) in connection with the negotiation of this Lease and/or the consummation of the transaction contemplated hereby, and that no broker or other person, firm or entity other than said name Broker(s) is entitled to any commission or finder's fee in connection with said transaction. Tenant and Landlord do each hereby agree to indemnify, protect, defend and hold the other harmless from and against liability for compensation or charges which may be claimed by any such unnamed broker, finder or other similar party by reason of any dealings or actions of the indemnifying Party, including any costs, expenses, and/or attorneys' fees reasonably incurred with respect thereto.

  16. Tenancy and Financial Statements.

   16.1 Tenancy Statement. At any time and from time to time, Tenant on or before the date specified in a request made by Landlord, which date shall not be earlier than ten (10) days from the making of such request, shall execute, acknowledge and deliver to Landlord a certificate (the **"Tenancy Statement"**) evidencing whether or not: (a) this Lease is in full force and effect; (b) this Lease has been amended in any way; (c) there are any existing defaults hereunder to the knowledge of Tenant and specifying the nature of such default, if any; and (d) the date to which rent has been paid. Each Tenancy

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Statement may be relied on by any prospective purchaser or transferee of the Premises or of Landlord's interest hereunder or by any Lender or by any assignee of any such Lender.

~~16.2 **Financial Statement.** If Landlord desires to finance, refinance, or sell the Premises or the Industrial Center, or any part thereof, Tenant and all Guarantors shall deliver to any potential lender or purchaser designated by Landlord such financial statements of Tenant and such Guarantors as may be reasonably required by such lender or purchaser, including but not limited to Tenant's financial statements for the past three (3) years.~~

17. **Landlord's Liability.** The term **"Landlord"** as used herein shall mean the Both owner or own[redacted] time in question of the fee title to the Premises. In the event of a transfer of Landlord's title or interest in the Premises or in this Lease, Landlord shall deliver to the transferee or assignee (in cash or by credit) any unused Security Deposit held by Landlord, at the time of such transfer or assignment. Upon such transfer or assignment and delivery of the Security Deposit, as aforesaid, the prior Landlord shall be relieved of all liability with respect to the obligations and/or covenants under this Lease thereafter to be performed by the Landlord. Subject to the foregoing, the obligations and/or covenants in this Lease to be performed by the Landlord shall be binding only upon the Landlord as hereinabove defined. Landlord's obligations and liability to Tenant with respect to this Lease shall be limited solely to Landlord's interest in the Industrial Center and Landlord shall not have any personal liability whatsoever with respect to this Lease.

18. **Severability.** The invalidity of any provision of this Lease, as determined by a court of competent jurisdiction, shall in no way affect the validity of any other provision hereof.

19. **Interest on Past-Due Obligations; Security Interest.** Any monetary payment due Landlord hereunder, including unpaid late charges which shall be added to and constitute past due rent, not received by Landlord within seven (7) business days following the date on which it was due, shall bear interest from the date due at the greater of ten percent (10%) per annum or the maximum rate allowed by law. To secure the payment of all Rent and its performance of this Lease, Tenant grants to Landlord an express first and prior contractual lien and security interest on all of Tenant's property, including without limitation, accounts receivable, fixtures, equipment, chattels and merchandise and the proceeds thereof (collectively, the **"Collateral"**), and also upon all proceeds of any insurance that may accrue to Tenant by reason of the destruction or damage of that property. Tenant will not remove that property from the Premises (except in the ordinary course of business) without the written consent of Landlord until all arrearages in rent have been paid. Tenant waives the benefit of all exemption laws in favor of this lien and security interest. This lien and security interest is given in addition to Landlord's statutory lien and is cumulative with it. Upon the occurrence of an event of Default, these liens may be foreclosed with or without court proceedings by public or private sale, so long as Landlord gives Tenant at least fifteen (15) days' notice of the time and place of the sale. Landlord will have the right to become the purchaser if it is the highest bidder at the sale. This Lease constitutes a security agreement, within the meaning of and pursuant to the Uniform Commercial Code of the State of Georgia as to the Collateral which shall be security for all of Tenant's obligations hereunder. Landlord is hereby permitted to file Uniform Commercial Code financing and continuation statements to evidence Landlord's security interest in the Collateral. Tenant hereby irrevocably appoints Landlord its agent for the purpose of executing and filing such financing statements on Tenant's behalf as Landlord shall deem necessary. [redacted] For the avoidance of doubt, the above paragraph #19 shall only be in effect in the event that Brainy Baby is in default. "Notwithstanding anything herein to the contrary, no subsequent lien interest in favor of Landlord shall take priority over any pre-existing lien or UCC-1 filed against Tenant and Tenant make no warranty granting priority lien status to Landlord hereunder."

20. **Time of Essence.** Time is of the essence with respect to the performance of all obligations to be performed or observed by the Parties under this Lease.

21. **Rent Defined.** All monetary obligations of Tenant to Landlord under the terms of this Lease are deemed to be rent, whether denoted as Base Rent, additional rent or otherwise.

Landlord Initials: ________
Tenant Initials ________

22.   **No Prior or other Agreements.** This Lease contains all agreements between the Parties with respect to any matter mentioned herein, and no other prior or contemporaneous agreement or understanding shall be effective.

23.   **Notices.**

23.1   **Notice Requirements.** All notices required or permitted by this Lease shall be in writing and shall be delivered in person (by hand or by messenger or courier service) or by certified or registered mail or U.S. Postal Service Express Mail or other nationally recognized overnight courier, with postage prepaid, or by facsimile transmission during normal business hours, and shall be deemed sufficiently given if served in a manner specified in this Paragraph 23. The addresses noted adjacent to a Party's signature on this Lease shall be that Party's address for delivery or mailing of notice purposes. Either Party may by written notice to the other specify a different address for notice purposes, except that upon Tenant's taking possession of the Premises, the Premises shall constitute Tenant's address for the purpose of mailing or delivering notices to Tenant. A copy of all notices required or permitted to be given to Landlord hereunder shall be concurrently transmitted to such party or parties at such addresses as Landlord may from time to time hereafter designate by written notice to Tenant. Any notice, demand or lawsuit delivered upon a registered agent of Tenant shall constitute personal notice and service of Tenant.

23.2   **Date of Notice.** Any notice sent by registered or certified mail, return receipt requested, shall be deemed given on the date of delivery shown on the receipt card, or if no delivery date is shown, the postmark thereon. Notices delivered by United States Express Mail or overnight courier that guarantees next day delivery shall be deemed given twenty-four (24) hours after delivery of the same to the United States Postal Service or courier. If any notice is transmitted by facsimile transmission or similar means, the same shall be deemed served or delivered upon telephone or facsimile confirmation of receipt of the transmission thereof, provided a copy is also delivered via hand delivery or mail. If notice is deemed received on a Saturday or a Sunday or a legal holiday, it shall be deemed received on the next business day.

24.   **Waivers.** No waiver by Landlord of the Default of any term, covenant or condition hereof by Tenant, shall be deemed a waiver of any other term, covenant or condition hereof, or of any subsequent Default by Tenant of the same or any other term, covenant or condition hereof. Landlord's consent to, or approval of, any such act shall not be deemed to render unnecessary the obtaining of Landlord's consent to, or approval of, any subsequent or similar act by Tenant, or be construed as the basis of an estoppel to enforce the provision or provisions of this Lease requiring such consent. Regardless of Landlord's knowledge of a Default at the time of accepting rent, the acceptance of rent by Landlord shall not be a waiver of any Default by Tenant of any provision hereof. Any payment given Landlord by Tenant may be accepted by Landlord on account of moneys or damages due Landlord, notwithstanding any qualifying statements or conditions made by Tenant in connection therewith, which such statements and/or conditions shall be of no force or effect whatsoever unless specifically agreed to in writing by Landlord at or before the time of deposit of such payment.

25.   **Recording.** Tenant shall not record this Lease or any memorandum of this Lease.

26.   **No Right to Holdover.** Tenant has no right to retain possession of the Premises or any part thereof beyond the expiration of earlier termination of this Lease. In the event that Tenant holds over in violation of this Paragraph 26, then Tenant shall be a Tenant at sufferance and shall owe Landlord a hold over fee equal to one hundred & Fifty percent (150%) of the rent applicable during the month immediately preceding such expiration or earlier termination. Nothing contained herein shall be construed as consent by Landlord to any holding over by Tenant.

27.   **Cumulative Remedies.** No remedy or election hereunder shall be deemed exclusive but shall, wherever possible, be cumulative with all other remedies at law or in equity.

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28. **Covenants and Conditions.** All provisions of this Lease to be observed or performed by Tenant are both covenants and conditions.

29. **Binding Effect; Choice of Law.** The Lease shall be binding upon the Parties, their personal representatives, successors and assigns and be governed by the laws of the State of Georgia. Any litigation or other legal proceeding instituted by Landlord against Tenant or any Guarantor and concerning this Lease, may be initiated in the county in which the Premises are located and Tenant and any Guarantor(s) hereby irrevocably submit to said jurisdiction and waive any claim that any such suit, action or proceeding brought in said county has been brought in an incorrect forum.

30. **Subordination and Attornment.**

    30.1 **Subordination.** This Lease and all rights hereunder shall be subject and subordinate to any ground lease, mortgage, security deed, or other hypothecation or security device (collectively, **"Security Device"**), now or hereafter placed by Landlord upon the real property of which the Premises are a part, to any and all advances made on the security thereof, and to all renewals, modifications, consolidations, replacements and extensions thereof. Tenant agrees that the Lenders holding any such Security Device shall have no duty, liability or obligation to perform any of the obligations of Landlord under this Lease, but that in the event of Landlord's default with respect to any such obligation, Tenant will give any Lender whose name and address have been furnished Tenant in writing for such purpose notice of Landlord's default pursuant to paragraph 13.5. If any Lender shall elect to have this Lease superior to the lien of its Security Device and shall give written notice thereof to Tenant, this Lease and such Options shall be deemed prior to such Security Device, notwithstanding the relative dates of the documentation or recordation thereof.

    30.2 **Attornment.** Tenant agrees to attorn to a Lender or any other party who acquires ownership of the Premises by reason of a foreclosure of a Security Device, and that in the event of such foreclosure, such new owner shall not: (i) be liable for any act or omission of any prior Landlord or with respect to events occurring prior to acquisition of ownership, (ii) be subject to any offsets or defenses which Tenant might have against any prior Landlord, or (iii) be bound by prepayment of more than one month's rent.

    30.3 **Self-Executing.** The agreements contained in this Paragraph 30 shall be effective without the execution of any further documents; provided, however, that upon written request from Landlord or a Lender in connection with a sale, financing or refinancing of Premises, Tenant and Landlord shall execute such further writings as may be reasonably required to separately document any such subordination or non-subordination and/or attornment agreement as is provided for herein.

31. **Attorney's Fees.** In addition to all other costs and expenses Landlord shall be entitled to recover under this Lease, Landlord shall also be entitled to recover (i) the cost of performing any other covenants which would have otherwise been performed by Tenant and (ii) all costs and expenses incurred by Landlord in connection with the exercise of Landlord's remedies for an event of default, including without limitation attorneys' fees equal to fifteen percent (15%) of the aggregate amount sought to be collected by or through an attorney at law. Landlord shall be entitled to attorneys' fees, costs and expenses incurred in preparation and service of notices of Default and consultations in connection therewith, whether or not a legal action is subsequently commenced in connection with a Default.

32. **Landlord's Access; Showing Premises; Repairs.** Landlord and Landlord's agents shall have the right to enter the Premises at any time, in the case of an emergency, and otherwise at reasonable times for the purpose of showing the same to prospective purchasers, lenders, or Tenants, and making such alterations, repairs, improvements or additions to the Premises or to the Building, as Landlord may reasonably deem necessary. Landlord may at any time place on or about the Premises or building any "For Sale" signs and Landlord may at any time during the last one hundred eighty (180) days of the term hereof

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place on or about the Premises any "For Lease" signs. All such activities of Landlord shall be without abatement of rent or liability to Tenant.

33.   Auctions. Tenant shall not conduct, nor permit to be conducted, either voluntarily or involuntarily, any auction upon the Premises without first having obtained Landlord's prior written consent.

34.   Signs. Tenant shall not place any sign upon the exterior of the Premises or the Building, except that Tenant may, with Landlord's prior written consent, install (but not on the roof) such signs as are reasonably required to advertise Tenant's own business so long as such signs are in a location designated by Landlord and comply with Applicable Requirements and the signage criteria established for the Industrial Center by Landlord. The installation of any sign on the Premises by or for Tenant shall be subject to the provisions of Paragraph 7 (Maintenance, Repairs, Utility Installations, Trade Fixtures and Alterations). Unless otherwise expressly agreed herein, Landlord reserves all rights to the use of the roof of the Building.

35.   Termination; Merger. Unless specifically stated otherwise in writing by Landlord, the voluntary or other surrender of this Lease by Tenant, the mutual termination or cancellation hereof, or a termination hereof by Landlord for Default by Tenant, shall automatically terminate any sublease or lesser estate in the Premises; provided, however, Landlord shall, in the event of any such surrender, termination or cancellation, have the option to continue any one or all of any existing subtenancies. Landlord's failure within ten (10) days following any such event to make a written election to the contrary by written notice to the holder of any such lesser interest, shall constitute Landlord's election to have such event constitute the termination of such interest.

36.   Consents. Landlord's actual reasonable costs and expenses (including but not limited to architects', attorneys', engineers' and other consultants' fees) incurred in the consideration of, or response to, a request by Tenant for any Landlord consent pertaining to this Lease or the Premises, including but not limited to consents to an assignment, a subletting or the presence or use of a Hazardous Substance, shall be paid by Tenant to Landlord upon receipt of an invoice therefor. In addition to the deposit described in Paragraph 12.2(e), Landlord may, as a condition to considering any such request by Tenant, require that Tenant deposit with Landlord an amount of money (in addition to the Security Deposit held under Paragraph 5) reasonably calculated by Landlord to represent the cost Landlord will incur in considering and responding to Tenant's request. Any unused portion of said deposit shall be refunded to Tenant without interest. Landlord's consent to any act, assignment of this Lease or subletting of the Premises by Tenant shall not constitute an acknowledgment that no Default by Tenant of this Lease exists, nor shall such consent be deemed a waiver of any then existing Default, except as may be otherwise specifically stated in writing by Landlord at the time of such consent. All conditions to Landlord's consent authorized by this Lease are acknowledged by Tenant as being reasonable. The failure to specify herein any particular condition to Landlord's consent shall not preclude the impositions by Landlord at the time of consent of such further or other conditions as are then determined reasonable by Landlord with reference to the particular matter for which consent is being given.

37.   Guarantor. It shall constitute a Default of the Tenant under this Lease if any Guarantor fails or refuses, upon reasonable request by Landlord to give: (a) evidence of the due execution of the guaranty called for by this lease, including the authority of the Guarantor (and of the party signing on Guarantor's behalf) to obligate such Guarantor on said guaranty, and resolution of its board of directors authorizing the making of such guaranty, together with a certificate of incumbency showing the signatures of the persons authorized to sign on its behalf, (b) current financial statements of Guarantor as may from time to time be requested by Landlord, (c) a Tenancy Statement, or (d) written confirmation that the guaranty is still in effect.

38.   Quiet Possession. Upon payment by Tenant of the rent for the Premises and the performance of all of the covenants, conditions and provisions on Tenant's part to be observed and performed under this Lease, Tenant shall have quiet possession of the Premises from Landlord for the entire term hereof subject

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to all of the provisions of this Lease, zoning ordinances, acts of third parties and all other matters of public record.

39.   Rules and Regulations.   Tenant agrees that it will abide by, and keep and observe all reasonable rules and regulations **("Rules and Regulations")** which Landlord may make from time to time for the management, safety, care, and cleanliness of the grounds, the parking and unloading of vehicles and the preservation of good order, as well as for the convenience of other occupants or tenants of the Building and the Industrial Center and their invitees.

40.   Security Measures.   Tenant hereby acknowledges that the rent payable to Landlord hereunder does not include the cost of guard service or other security measures, and that Landlord shall have no obligation whatsoever to provide same. If Landlord elects to provide same, the cost thereof shall be included in Common Area Operating Expenses. Even in the event that Landlord elects to provide any security measures, Tenant assumes all responsibility for the protection of the Premises, of Tenant and of any member of the Tenant Group and their respective property from the acts of third parties.

41.   Reservations; Relocation.   Landlord reserves the right, from time to time, to grant, without the consent or joinder of Tenant, such easements, rights of way, utility raceways, and dedications that Landlord deems necessary, and to cause the recordation of parcel maps and restrictions, so long as such easements, rights of way, utility raceways, dedications, maps and restrictions do not materially and adversely affect Tenant's access to the Premises. Tenant agrees to execute and deliver any documents reasonably requested by Landlord to effectuate any such easement rights, dedication, map or restrictions, and Tenant hereby grants Landlord power of attorney to execute and deliver any such document in Tenant's place and stead in the event of Tenant's failure to comply herewith, which power is irrevocable during the term of this Lease and is coupled with an interest. Landlord reserves the right from time to time to substitute for the Premises other premises (the "New Premises") at the Industrial Center so long as (a) the new premises are similar to the Premises in square footage; (b) Landlord gives Tenant at least ninety (90) days notice before making such change; (c) if Tenant has already taken possession of the Premises, Landlord pays reasonable direct out-of-pocket expenses of Tenant in moving from the Premises ▮ New Premises, and Landlord improves the New Premises to a condition substantially similar t▮ Premises (exclusive of Trade Fixtures, personal property, inventory and equipment). Landlord will not ▮ any liability to Tenant for the loss or damage of Tenant's property or business arising in connection with moving to the New Premises. At Landlord's request, Tenant will execute and deliver to Landlord an amendment to the Lease confirming the change of the Premises, and adjusting the Base Rent and Tenant's Share based upon the square footage of the New Premises.

42.   Authority.   If either Party hereto is a corporation, trust, limited liability company, or general or limited partnership, each individual executing this Lease on behalf of such entity represents and warrants that he or she is duly authorized to execute and deliver this Lease on its behalf. If Tenant is a corporation, trust, limited liability company, or partnership, Tenant shall, within thirty (30) days after request by Landlord, deliver to Landlord evidence satisfactory to Landlord of such authority.

43.   Offer. Preparation of this lease by either Landlord or Tenant or Landlord's agent or Tenant's agent and submission of same to Tenant or Landlord shall not be deemed an offer to lease. This Lease is not intended to be binding until executed and delivered by all Parties hereto.

44.   Amendments. This Lease may be modified only in writing, signed by the parties in interest at the time of the modification. The Parties shall amend this Lease from time to time to reflect any adjustments that are made to the Base Rent or other rent payable under this Lease. As long as they do not materially change Tenant's obligations hereunder, Tenant agrees to make such reasonable non-monetary modifications to this Lease as may be reasonably required by an institutional insurance company or pension plan Lender in connection with the obtaining of normal financing or refinancing of the property of which the Premises are a part.

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45. **Multiple Parties.** Except as otherwise expressly provided herein, if more than one person or entity is named herein as either Landlord or Tenant, the obligations of such multiple parties shall be the joint and several responsibility of all persons or entities named herein as such Landlord or Tenant.

LANDLORD AND TENANT HAVE CAREFULLY READ AND REVIEWED THIS LEASE AND EACH TERM AND PROVISION CONTAINED HEREIN, AND BY THE EXECUTION OF THIS LEASE SHOW THEIR INFORMED AND VOLUNTARY CONSENT THERETO. THE PARTIES HEREBY AGREE THAT, AT THE TIME THIS LEASE IS EXECUTED, THE TERMS OF THIS LEASE ARE COMMERCIALLY REASONABLE AND EFFECTUATE THE INTENT AND PURPOSE OF LANDLORD AND TENANT WITH RESPECT TO THE PREMISES.

In witness whereof, Landlord and Tenant have executed and delivered this Lease all as of the date first written above.

LANDLORD:

Brogdon Place II, LLC

By: ____________________

Its: Manager

TENANT:

____

By: DENNIS FEDORUK

Print Name: ____________________

Its: President

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Tenant Initials ________

Exhibit A


Column Line
Possible Future Demolition wall
SUITE 300
SUITE 400
Arena 'A'
MAINTAIN HOUR RATING AROUND COLUMN
MAINTAIN HOUR RATING AROUND COLUMN
EXISTING HOUR RATED WALL AND COLUMN
New wall
Recapture Space
SHOE RACK N.I.C.
ELECTRICAL ROOM
EXISTING HOUR RATED WALL AND COLUMN
VENDING MACHINES, N.I.C.
RECEPTION DESK N.I.C.
Suite 200
Suite 300
Suite 400
LL.
Tenant:

EXHIBIT "B"

BASE RENT

Lease Years:	Annually:	Monthly:
Commencement Date up to the first anniversary of the Commencement Date*	$51,480.00	$4,290.00

*Base Rent is abated for the first one (1) month of the Lease Term

First anniversary (13th month) up to the second anniversary of the Commencement Date	$53,024.40	$4,418.70
Second anniversary (25th month) up to the third anniversary of the Commencement Date	$54,615.13	$4,551.26
Third anniversary (37th month) up to the fourth anniversary of the Commencement Date	$56,253.59	$4,687.80
Fourth anniversary (49th month) up to the fifth anniversary of the Commencement Date	$57,941.19	$4,828.43
Fifth anniversary (61st month) up to the sixth anniversary of the Commencement Date	$59,679.43	$4,973.29
Sixth anniversary (73th month) up to the Expiration Date	$61,469.81	$5,122.48

Option Years

Sixth anniversary (85th month) up to the Expiration Date	$63,313.90	$5,276.15
Sixth anniversary (97th month) up to the Expiration Date	$65,213.32	$5,434.44
Sixth anniversary (109th month) up to the Expiration Date	$67,169.72	$5,597.46

EXHIBIT "C"
RULES AND REGULATIONS

1.   Sidewalks, doorways, entrances, vestibules, driveways, parking lanes, parking spaces, loading zones and similar areas shall not be obstructed or encumbered by Tenant or any member of the Tenant Group or used by them for any purpose other than for ingress to and egress from Tenant's Premises. Tenant shall not place or permit anything to be displayed or stored on the sidewalks or other areas adjoining the Premises, or in any other Common Areas, unless Tenant obtains Landlord's prior written approval and acquires adequate insurance coverage. All deliveries or shipments of any kind to and from the Premises including loading of goods, shall be made only by way of the rear of the Premises or at any other location designated by Landlord, and only at such time designated for such purposes by Landlord. Deliveries or shipments to or from the Premises shall not interfere with the flow of traffic in and out of the Industrial Center. Landlord shall have control over the use and operation of the public portions of the Industrial Center and the facilities furnished for the common use of the tenants thereof, in such manner as Landlord deems best for the benefit of the tenants generally.

2.   Plumbing fixtures and appliances should be used only for the purpose for which constructed, and no sweepings, rubbish, rags or other unsuitable material shall be thrown or placed therein. The cost of repairing any stoppage or damage resulting to any such fixtures or appliances from misuse on the part of Tenant or any member of the Tenant Group shall be paid by Tenant.

3.   No signs, posters, advertisements or notices shall be inscribed, painted, affixed or displayed on any window, door, or other part of the Industrial Center, except of such color, size and style, and in such places, as shall be first approved in writing by the Landlord. If any such sign, poster, advertisement or notice is exhibited without the required approval, Landlord shall have the right to remove the same without notice to Tenant, and Tenant shall be liable for any and all expenses incurred by Landlord in connection with said removal. No nails, hooks or screws shall be driven into or inserted in any part of the Industrial Center except by the Industrial Center maintenance personnel.

4.   The Premises shall not be used for conducting any barter, trade, or exchange of goods or sale through promotional give-away gimmicks or any business involving the sale of second-hand goods, insurance salvage stock or fire sale stock, and shall not be used for any auction or pawnshop business, any fire sale, bankruptcy sale, going-out-of-business sale, moving sale, bulk sale or any other business which, because of merchandising methods or otherwise, would tend to lower the first-class character of the Industrial Center or over-burden the Common Areas, as determined by Landlord in its reasonable discretion.

5.   Tenant shall not place a load upon any floor of the Premises which exceeds the floor load per square foot which such floor was designed to carry or which is allowed by applicable building code. Landlord may prescribe the weight and position of all safes and heavy installations which any Tenant desires to place in the Premises or the Industrial Center so as to properly distribute the weight thereof. All damage done to the Premises or surrounding area by the placing of heavy items which overstress the floor will be repaired at the sole expense of Tenant.

6.   Nothing, including without limitation, trash or Tenant's stock or inventory, shall be stored, placed, swept or thrown into the stairways, sidewalks or other Common Areas or public areas.

7.   No birds, animals, reptiles or other creatures(other than a seeing-eye dog assisting a visually impaired user), shall be brought into or kept in or about the Industrial Center. Tenant shall use, at Tenant's cost, a pest extermination contractor at such intervals as Landlord may require, but no less often than once annually.

8.   No Tenant shall make, or permit to be made, any disturbing noises, nor disturb or interfere with occupants of this or neighboring buildings or premises, whether by the use of any musical instrument, radio, talking machines, loud speaker or in any other way.

9.   Each Tenant shall be responsible for all vendors for whom such Tenant authorized entry into the Industrial Center and shall be liable to Landlord for all acts of such persons.

10.   Landlord has the right to evacuate the Industrial Center in the event of emergency, catastrophe, riot or civil disorder, or force majeure.

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1

11. Landlord may, upon request by any tenant, waive compliance by such tenant with any of these rules and regulations, provided that (i) no waiver shall be effective unless signed by Landlord or Landlord's authorized agent; (ii) any such waiver shall not relieve such tenant from the obligations to comply with such rule or regulation in the future unless expressly consented to by Landlord; and (iii) no waiver granted to any tenant shall relieve any other tenant from the obligation of complying with these rules and regulations, unless such tenant has received a similar waiver in writing from Landlord.

12. No drapes, blinds, shades or screens shall be attached to or hung in, or used in connection with, any exterior window or door of the Premises so as to be seen from the outside of the Premises without the prior written consent of Landlord.

13. No or vehicles of any kind shall be brought into or kept in the Premises. Forklifts are allowed.

14. Tenant shall not distribute sales flyers or other advertising materials in the Industrial Center. Canvassing, soliciting, peddling, and distribution of flyers, handbills, or other advertising materials is prohibited and Tenant shall cooperate to prevent the same.

15. Except while loading and unloading vehicles, there shall be no parking of vehicles or other obstructions placed in the loading dock area.

16. Tenant shall not do anything, or permit anything to be done, in or about the Industrial Center, or bring or keep anything therein, that will in any way increase the possibility of fire or other casualty or obstruct or interfere with the rights of, or otherwise injure or annoy, other Tenants, or do anything in conflict with any applicable laws, rules, or regulations or any governmental authority.

17. If any governmental license or permit shall be required for the proper and lawful conduct of Tenant's business, Tenant, before occupying the Premises, shall procure and maintain such license or permit at its sole cost and expense and submit it for Landlord's inspection. Tenant shall at all times comply with the terms of any such license or permit at Tenant's sole cost and expense.

18. Landlord shall have the right, exercisable without notice and without liability to any tenant, to change the name and street address of the Industrial Center with ninety days notice.

19. Landlord reserves the right to rescind any of these rules and regulations and make such other and further rules and regulations as in the judgment of Landlord shall from time to time be needed for the safety, protection, care, and cleanliness of the Industrial Center, the operation thereof, the preservation of good order therein, and the protection and comfort of its tenants, their agents, employees, and invitees, which rules and regulations when made and notice thereof given to Tenant shall be binding upon Tenant in like manner as if originally herein prescribed.

20. In the event of any conflict or inconsistency between the terms and provisions of these rules and regulations, as now or thereafter in effect, and the terms and provisions of the Lease to which these rules and regulations are attached, the terms and provisions of such Lease shall prevail.

21. Any damage caused to the roof of the Premises by repair/service personnel contracted by Tenant will be the responsibility of Tenant. Tenant should caution all repair/service personnel to avoid stepping on blisters, leaving foreign objects on the roof, etc. Tenant shall be liable for all damage to the roof which is caused by objects left on the roof by Tenant's contracted repair/service personnel.

22. Tenant's and their employees shall park only in designated spaces of the Industrial Center during working hours, if such spaces are so designated.

23. It is understood and agreed that normal dumpster service is **NOT** provided by Landlord.

24. Landlord agrees to furnish Tenant two keys for the doors entering the Tenant's suite and each entry door therein. Any additional keys will be furnished at a charge by Landlord equal to its cost plus 15% overhead. No additional locks shall be placed upon any doors without the written consent of Landlord, nor shall any duplicate keys be made. All necessary keys shall be furnished by Landlord, and the same shall surrendered upon the termination of this lease, and Tenant shall then give to Landlord or its agents explanation of the combination of all locks upon the doors or vaults.

Landlord Initials:

Tenant Initials

EXHIBIT "D"

WORK LETTER

1.   Tenant's Plans.

(a)   Tenant shall cause to be prepared complete plans, drawings and specifications ("Tenant's Plans") for the work to be performed to prepare the Premises for Tenant's occupancy thereof using Landlord's designated architect. The cost of preparation and revision of Tenant's Plans and the Drawings (as defined below) shall be paid by Landlord from the Tenant Improvement Allowance.

(b)   Tenant's Plans shall be delivered by Tenant to Landlord for approval within ten (10) days after execution of this Lease. Landlord shall not unreasonably withhold or delay its approval of the proposed Tenant's Plans so submitted. If Landlord shall have reasonable grounds for withholding its approval of the proposed Tenant's Plans, Landlord, within five (5) business days of receipt of Tenant's Plans, shall provide Tenant with written notice of its disapproval detailing with specificity those aspects of Tenant's Plans which Landlord disapproves. In the event Landlord provides timely written notice of its disapproval of Tenant's Plans within such five (5) business day period, Tenant shall cause Tenant's plans to be revised and shall deliver the amended Tenant's Plans to Landlord for approval. The same procedures as for the originally submitted Tenant's Plans shall be applicable to any amendments of Tenant's Plans under the preceding sentences. Landlord and Tenant agree to cooperate reasonably and in good faith in an effort to finalize approval of Tenant's Plans, as same may be so revised, on or before [May 16, 2007]. Failure to timely complete such plans shall constitute a default hereunder by Tenant. Once approved by Landlord and Tenant, the Tenant's Plans (as same may have been so revised) are herein referred to as the "Drawings".

(c)   Without the prior written consent of Landlord, Tenant shall make no changes in the Drawings.

2.   Landlord's Work. Landlord shall perform or cause to be performed the work (the "Landlord's Work") necessary to alter and improve the Premises substantially in accordance with the Drawings. Tenant shall be solely responsible for all costs and expenses of performing all of Landlord's Work in and to the Premises in accordance with the Drawings, including without limitation: (i) the costs of all architectural and engineering fees and expenses; (ii) permits and taxes; and (iii) construction manager costs and fees, to the extent such costs and expenses are in excess of $47,520.00 (the "Tenant Improvement Allowance"). Tenant will not be entitled to any credit of any unused portion of the Tenant Improvement Allowance. In any event, except for Landlord's performance of Landlord's Work, Tenant acknowledges and agrees that the Premises otherwise are in all respects being leased by Landlord to Tenant, and shall be accepted by Tenant, in their current condition and that Landlord shall have no other obligation or duty whatsoever to make any other alterations, repairs or improvements of any kind or nature in or to the Premises in order to prepare same for Tenant's occupancy. Tenant shall be solely responsible to pay Landlord for all costs over and above the Tenant Improvement Allowance incurred or to be incurred in connection with completing Landlord's Work. If at any time Landlord reasonably estimates that the cost of Landlord's Work will exceed the Tenant Improvement Allowance (such excess costs are referred to hereinafter as the "Excess Costs"), then Tenant shall immediately pay Landlord, upon request therefore, the Excess Costs, as additional rent due hereunder. Tenant acknowledges and agrees that the Drawings have not been completed and that it is therefore impossible to accurately estimate the costs of Landlord's Work, and that Landlord intends to use its designated and affiliated contractor (Keystone) or other contractor designated by Landlord to perform Landlord's Work. Tenant acknowledges and agrees that the Premises otherwise are in all respects being leased by Landlord to Tenant, and shall be accepted by Tenant, in their current condition and that Landlord shall have no other obligation or duty

whatsoever to make any other alterations, repairs or improvements of any kind or nature in or to the Premises in order to prepare same for Tenant's occupancy.

3. Approvals. Any "approval" by Landlord of Tenant's Plans, Drawings or any other plans for any construction in the Premises submitted by Tenant or prepared in connection with improvement of the Premises for Tenant's occupancy thereof means only that Landlord finds the material unobjectionable, and such approval, consent or authorization to proceed, however expressed, shall not imply or be deemed to express any representation that the plans and/or specifications contained therein, or the resultant structures or improvements, are safe or suitable for any particular purpose or have any particular value. Tenant represents and warrants that the Drawings shall be free of design defects, that Tenant's Work shall be completed in substantial accordance therewith and in accordance with the standards set forth in this Lease, and that Tenant shall comply with all (a) governmental codes, ordinances, rules and requirements, including without limitation, The Americans with Disabilities Act of 1990, 42 U.S.C. '12101 et seq., as may be amended from time to time, and (b) the requirements of any insurance underwriter for the Industrial Center.

4. Work Coordinator. Tenant hereby appoints Dennis Fedoruk to act for Tenant in all matters covered by this Work Schedule.

5. Change Orders, Excess Costs, Etc. If Landlord agrees to perform at Tenant's request and upon submission by Tenant of all necessary drawings, plans and specifications, any other work in addition to Landlord's Work, or subject to Landlord's approval of same, modifies or amends the Drawings in any manner which increases Landlord's cost of performing Landlord's Work, then, in either case, the additional work so contemplated and additional costs therefrom (the "Extra Work") will be done at Tenant's sole cost and expense and payment for such Extra Work shall be made in accordance herewith. Any such Extra Work shall be evidenced by an agreement ("Work Request Agreement") signed by Tenant authorizing Landlord to perform such Extra Work at Tenant's sole cost and expense to the extent the costs of the Extra Work exceeds the Tenant Improvement Allowance. Landlord shall not be liable for any damages, nor shall the Commencement Date be delayed (notwithstanding any provision in Section 3.3 of this Lease to the contrary), as a result of the construction or performance of any Extra Work or of any delay in such construction or performance. One hundred percent (100%) of any amount payable by Tenant with respect to Extra Work shall be paid by Tenant to Landlord as additional rent prior to the time Landlord commences the Extra Work in accordance with a Work Request Agreement. Failure by Tenant to pay in full any sums payable in accordance with this Work Letter will constitute failure to pay rent when due and an event of default by Tenant under this Lease giving rise to all remedies available to Landlord under this Lease and at law or in equity.

6. Ready for Delivery/Certificate of Occupancy. Landlord shall be solely responsible for obtaining a certificate of occupancy for the Premises upon completion of Landlord's Work. The Commencement Date shall be that date that Landlord gives Tenant notice that the Premises are Ready for Delivery. As used herein, "Ready for Delivery" shall mean that Landlord shall have substantially completed Landlord's Work except for minor finishing items which do not materially interfere with Tenant's use of the Premises ("Punch List Items") and shall have provided Tenant access to the Premises. Landlord and Tenant agree to execute and deliver the Commencement Date Agreement attached hereto and made a part of the Lease as Exhibit "I" after the Premises are Ready for Delivery; provided, however, the failure to execute same will not affect the Commencement Date or Expiration Date as determined by Landlord in accordance with the terms of this Lease.

7. Tenant Delays. If Landlord is unable to deliver the Premises to Tenant in accordance with and in the condition required by this Work Schedule and this Lease due to Tenant Delay (as defined below), then Tenant's obligations under this Lease (including without limitation, the obligation to pay Base Rent and additional rent) shall nonetheless commence as of

the Commencement Date; provided, however, that in the event Landlord cannot deliver possession of the Premises to Tenant on the Commencement Date because of Tenant Delay, this Lease shall be voidable at the sole option of Landlord at any time prior to Tenant's performance of such obligations and payment of the Base Rent and additional rent due under this Lease; and, should Landlord so elect to void this Lease, all monies advanced by Tenant to Landlord shall be retained by Landlord as liquidated damages (the parties hereto recognizing and acknowledging the difficulty of determining such damages), and thereafter the parties hereto shall have no further rights, claims, or obligations under this Lease, except for matters which by the express terms of this Lease survive expiration or termination thereof. For purposes hereof, "Tenant Delay" shall include, without limitation, the following: (a) failure by Tenant to furnish Landlord Tenant's Plans and any and all information necessary for Landlord to approve same; or (b) failure by Tenant to approve cost estimates and/or make the payments as described herein within the times specified; or (c) Tenant's ordering or requesting materials, finishes or installations which are unavailable in Suwanee, Georgia; or (d) Extra Work requested by Tenant or changes in the Drawings and/or specifications thereof or work or improvements required thereby made by Tenant (notwithstanding Landlord's approval of such changes); or (e) Tenant's failure to perform or cause to be performed timely any work to be performed by Tenant or any person, firm or corporation employed by Tenant; or (f) interference with or delay of the work of Landlord's contractor by Tenant, whether directly, or indirectly through any person, firm or corporation employed by Tenant; or (g) any delay in Landlord's completion of Landlord's Work caused by any fault or negligence of Tenant or its agents.

EXHIBIT "E"

STATE OF GEORGIA

COUNTY OF GWINNETT

PERSONAL GUARANTY

This Personal Guaranty (this "Guaranty") is attached to and made a part of that certain lease agreement (hereinafter, together with any amendment, modification, renewal, or extension thereof, referred to as the "Lease"), by and between BROGDON PLACE II, LLC (hereinafter, together with its successors and assigns, referred to as the "Landlord") and BRAINY BABIES, INC. (the "Tenant"), dated _____, _____ for premises located at 460 Brogdon Road, Suite 400, Suwanee, Georgia (the "Premises").

Landlord has refused to enter into the Lease with Tenant unless the undersigned Dennis Fedoruk, and his wife Stephanie Fedoruk, respectively (individually, jointly, severally and collectively, the "Guarantor") enters into this Guaranty.

In consideration of Landlord entering into the Lease with Tenant and in further consideration of the sum of Ten Dollars ($10.00) in hand paid by Landlord to the undersigned, the receipt, adequacy, and sufficiency of which are hereby acknowledged, and to induce the Landlord to enter into the Lease with Tenant, the Guarantor agrees as follows:

1.   Guarantor hereby unconditionally and irrevocably guarantees to Landlord and Landlord's successors and assigns:

     (a)   the full and punctual payment and discharge of all rent, additional rent, base rental adjustments, and other charges, costs of enforcing the Lease and other liabilities, including any interest thereon (such rent, additional rent, base rental adjustments, charges and liabilities associated with the Lease are collectively referred to as the "Rent") from time to time payable by Tenant under the Lease;

     (b)   the full and punctual performance and observance of all of the covenants, terms, conditions, and agreements of the Tenant under the Lease (such covenants, terms, conditions, and agreements are collectively referred to as the "Covenants"); and,

     (c)   all costs, expenses and damages suffered or incurred by Landlord as a result of or incident to any default or breach by Tenant under the Lease, including all attorneys' fees which amount will not be less than fifteen percent (15%) of the entire outstanding principal and interest, court costs and other expenses incurred by Landlord in enforcing the Lease or this Guaranty (such costs, expenses, and damages are collectively referred to as the "Expenses") (the Rent, the Covenants, the Expenses, and any other liability of Tenant which shall accrue under the Lease or are related to Tenant's occupancy of the Premises under the Lease are collectively referred to as the "Obligations"). In the event Tenant fails to pay any of the Rent or Expenses when due or Tenant fails to perform and discharge any of the Covenants or other Obligations when due, Guarantor shall, upon the written demand from Landlord, pay such Rent or Expenses or perform for the benefit of Landlord such Covenants or other Obligations.

2.   Guarantor agrees that, without the necessity of any express reservation of rights against Guarantor and without notice to or further consent by Guarantor, the liability and obligation of Tenant for or upon any of the Obligations may, from time to time, in whole or in part, be renewed, extended, modified, accelerated, comprised, or released by Landlord, with or without consideration, and Guarantor shall remain bound hereunder, notwithstanding any such renewal, extension, modification, acceleration, compromise or release. Guarantor further agrees that, without the necessity of any express reservation of rights against Guarantor and without notice to or further consent of Guarantor, Landlord may release or agree to suspend any right against any collateral which may also secure the Obligations of Tenant under the Lease.

3.   The Obligations, and each of them, shall conclusively be deemed to have been created, contracted, or incurred in reliance upon this Guaranty, and all dealings between Tenant and Landlord shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guaranty. Material misrepresentations of Guarantor made to Landlord, upon which Landlord has relied in entering into the Lease, shall constitute fraud in the inducement of and a default under the Lease, and shall render the Lease voidable at Landlord's option; in such event, Guarantor and Tenant shall be liable to Landlord for all reasonably foreseeable costs (including but not limited to funds expended for tenant improvements, any deficiency in rental rate, lost rental, marketing costs, real estate commissions and other costs incurred in securing a new tenant for the Premises, court costs and attorneys' fees), expenses and reasonably foreseeable direct and consequential damages incurred by Landlord by reason of said material misrepresentations. Guarantor waives protest, demand for payment, notice of default or nonpayment in respect of the Obligations and each of them and waives all other notices of every kind and description now or hereafter required by any statute, rule of law or the Lease. Guarantor further specifically waives the provisions of O.C.G.A. § 10-7-24. This Guaranty shall be construed as a continuing, absolute, irrevocable, and unconditional guaranty of payment and performance without regard to the validity, regularity or enforceability of any of the Obligations. Guarantor expressly acknowledges that Landlord's entering into the Lease with Tenant is and will be of direct interest benefit, and advantage to Guarantor.

4.   The undertakings of Guarantor hereunder are independent of the undertakings of Tenant under the Lease, and a separate action or actions for payment, damages, or performance may be brought and prosecuted against Guarantor. Landlord shall not be required, as a condition precedent to making demand upon Guarantor hereunder, or to bringing an action against Guarantor under this Guaranty, to make demand upon, or to institute any action or proceeding at law or at equity against, Tenant, any other

guarantor, or anyone else, or to exhaust its remedies against Tenant, any other guarantor or anyone else, or against any collateral security which may now or hereafter be held by Landlord with respect to any of the Obligations. All remedies of Landlord by reason of this Guaranty are separate and cumulative remedies, and Guarantor agrees that not one of such remedies, whether exercised by Landlord or not, shall in any way be exclusive of any of the other remedies available to Landlord, or in any way limit, affect, or diminish any other legal, equitable or contractual remedy which Landlord may have. Any act of Landlord, or the successors or assigns of Landlord, consisting of a waiver of any of the terms or conditions of the Lease, or the giving of any consent to any manner or thing relating to the Lease, or the granting of any indulgences or extensions of time to Tenant, may be done without notice to Guarantor and without releasing the obligations of Guarantor hereunder.

5. Until all of the Obligations have been fully performed and discharged, Guarantor shall not be released by any act or thing which might, but for this provision, be deemed a legal or equitable discharge of a surety of guarantor. Guarantor hereby expressly waives and surrenders any defense to its liability hereunder, it being the purpose and intent of Guarantor and Landlord that the obligations of Guarantor hereunder are absolute, irrevocable and unconditional under any and all circumstances. Until all the Obligations are fully performed and discharged, Guarantor (a) shall have no right of subrogation against Tenant by reason of any payments or acts of performance by the Guarantor in compliance with the obligations of the Guarantor hereunder; (b) waives any right to enforce any remedy which Guarantor now or hereafter shall have against Tenant by reason of any one or more payments or acts of performance in compliance with the obligations of Guarantor hereunder; and (c) subordinates any liability or indebtedness of Tenant now or hereafter held by Guarantor to the obligations of Tenant to the Landlord under the Lease.

6. Notwithstanding the fact that Landlord may secure guaranties from other guarantors with respect to the Obligations, it is expressly agreed that suit may be brought against Guarantor, against other guarantors of the Obligations, against all guarantors of the Obligations, or against less than all of them, without impairing the rights of Landlord, it successors or assigns, against Guarantor or any other guarantor of the Obligations; and Landlord may compromise with any other guarantor for less than all of the Obligations and release any other guarantor from all further liability to Landlord for the Obligations without impairing the right of Landlord to demand and collect the balance of the Obligations from Guarantor. The liability of Guarantor hereunder shall in no way be affected by (a) the release or discharge of Tenant in any creditors', receivership, bankruptcy or other proceedings, (b) the impairment, limitation or modification of the liability of the Tenant or the estate of the Tenant in bankruptcy, or of any remedy for the enforcement of Tenant's liability under the Lease resulting from the operation of any present or future provision of the United States Bankruptcy Act (Title 11 U.S.C.A.) or other federal or state statute or from the decision in any court; (c) the rejection or disaffirmance of the Lease in any such proceedings; (d) the assignment or transfer of the Lease by Tenant or Landlord; (e) any disability or other defense of Tenant, or (f) the cessation from any cause whatsoever of the liability of Tenant.

7. This Guaranty may not be changed orally, but only by an agreement in writing signed by both Landlord and Guarantor.

8. This Guaranty shall be binding upon Guarantor and his or her heirs, devisees, executors, administrators, successors, and assigns and shall inure to the benefit of Landlord and Landlord's heirs, executors, administrators, and assigns.

9. This Guaranty shall be governed by, and construed and enforced in accordance with, the laws of the State of Georgia, without giving effect to principles of conflicts of law. Guarantor and Landlord jointly and severally agree to the exclusive jurisdiction of courts located in the State of Georgia over any disputes arising or relating to this Guaranty.

10. Except for legal process which may also be served as provided by applicable law, any notice or other communications required or permitted to be given under this Guaranty shall be in writing and shall be effectively given or delivered if hand delivered to the addresses for Landlord and Guarantor stated below, if forwarded by a professional overnight receipted delivery service, or if sent by registered or certified United States Mail, return receipt requested, to said addresses. Any notice mailed shall be deemed to have been given upon the earlier of (a) receipt, (b) refusal thereof, or (c) three (3) days after mailing of same. Notice effected by hand delivery or overnight receipted delivery service shall be deemed to have been given at the time of actual delivery or refusal thereof. Either party shall have the right to change its address to which notices shall thereafter be sent and the party to whose attention such notice shall be directed by giving the other party notice thereof in accordance with the provisions of this Paragraph. Until such time as either party shall change its address, notices shall be forwarded as follows:

To Landlord: P.O. BOX 622
Alpharetta, Georgia 30009

To either Guarantor: ____________________________
____
____
____

11. Sums paid or payable from the proceeds of any insurance policy, condemnation award, or as compensation for the change of grade of any thoroughfare, public or private, or by reason of damage or waste to the Property shall not be credited against or otherwise limit the liability of the Guarantor hereunder other than to the extent any insurance proceeds reduces Tenant's liability under the Lease *pro tanto* under any waiver of subrogation provision.

12. Landlord shall be entitled to attorney's fees in the amount of fifteen (15%) of any amount sought to be collected hereunder by or through an attorney at law, in accordance with OCGA Section 13-1-11.

IN WITNESS WHEREOF, Guarantor has executed and sealed this Guaranty this _____ day of April, 2007.

Signed, sealed and delivered
in the presence of:

Guarantor:

_____(SEAL)

DENNIS FEDORUK

_____
Witness

_____(SEAL)
STAPHANIE FEDORUK

_____
Notary Public

My Commission Expires:

[Notarial Seal]

Brogdon Place-Brainy Baby Guaranty/Doc.431530

Page 2 of 2

EXHIBIT "G"

SPECIAL STIPULATIONS

<u>Arena Area Put/Suite 300 Call</u>. Landlord may by written notice (the "Put/Call Notice") to Tenant require Tenant to lease the space, which is deemed to contain 3360 rentable square feet, designated as "Arena A" on **Exhibit A-2** attached hereto and made a part hereof as part of Tenant's Premises leased hereunder or to surrender the the remainder of the space leased by Tenant and known as part of Suite 300, which contains 1710 rentable square feet (as shown on said **Exhibit A-2**)(the "Recapture Space"). The Put/Call Notice may be given by Landlord anytime during Tenant occupancy. The Put/Call Notice shall designate the effective date that the Arena A space shall be added to and become part of the Premises under this Lease or alternatively, the date Tenant is required to surrender and return possession of the Recapture Space to Landlord (the "Put/Call Effective Date"). Within fourteen (14) business days after receipt of the Put/Call Notice, Tenant shall elect either to (a) accept the Arena A space whereupon it shall be added to and become part of the Premises on the date specified in Landlord's notice ("Option A"); or (b) refuse the Arena A space and surrender and return the Recapture Space to Landlord ("Option B"). Failure by Tenant to timely make such election in writing shall be deemed an irrevocable election by Tenant of and to proceed with Option B.

Option A. If Tenant elects Option A, the rent for the Arena A space shall be at the same rental rate per square foot applicable to the remainder of the Premises on the Put/Call Effective Date and all other terms and conditions of the Lease shall apply to the Arena A space, including without limitation Tenant's proportionate share of any items of additional rent, other than the obligation to pay any tenant improvement allowance or provide any improvements other than as set forth below in the succeeding sentence. For example, if the Arena A space were added to the Premises on the 15th month from occupancy, the base rent would be an estimated $6293.30 per month and the additional rent (including operating expenses, taxes and insurance) would be estimated at $940.00 per month. Landlord shall install unpainted sheetrock to close or cause to be closed, the opening between **Suite 200 and Suite 300** (in the location indicated on **Exhibit A-2**) and shall relocate the control for the lights and heating ventilation and air conditioning units solely serving the Arena A space to Tenant's existing electrical panel. Other than the foregoing work, the Arena A space shall be delivered to Tenant and become part of the Premises in its "as-is, with all faults" condition.

Option B. If Tenant elects Option B Tenant shall vacate and surrender the Recapture Space within thirty (30) days of receipt of the Put/Call Notice in the same condition as required by this Lease for surrender on the Expiration Date, free and clear of all of Tenant's property (the "Call Surrender Date"). Landlord shall have immediate and unrestricted access to the Premises to perform all work deemed necessary by Landlord to close the openings in the partition wall between **Suite 300 and Suite 400**, to demolish and dispose of the existing wall, and to build a new wall separating suite 300 and Suite 400 on either side of the column line as shown on **Exhibit A-2**. On the Surrender Date, provided Tenant shall have complied with the terms hereof, rent under the Lease shall be adjusted to reflect a reduced rentable square footage of the Premises of 7,050 rentable square feet and the rental rate per square foot contained within Exhibit B shall remain unchanged.

Doc.430652

This Addendum is attached to and made a part of that certain Standard Multi-Tenant Lease between The Meadows Commerce Center, LLC (as Landlord) and The Brainy Baby Company, LLC (as Tenant). In the event of an express conflict between the terms and conditions of this Addendum and the terms and conditions of this Addendum, this Addendum shall govern and control.

1.   OPTION - Subject to the conditions hereinafter set forth, Tenant is hereby granted the option to renew the Term of this Lease (the "Renewal Option") for a period of three (3) additional years (the "Renewal Term"), to commence at the expiration of the initial Term of this Lease. Tenant shall exercise the Renewal Option by delivering written notice of such election to Landlord at least three (3) months but no more than twelve (12) months prior to the expiration of the initial Term of this Lease. The renewal of this Lease shall be upon the same terms and conditions as this Lease, except: (a) the Base Rent during the Renewal Term shall be increased by three percent (3%) on each anniversary

Per Exhibit B.

date of the commencement of the Renewal Term payable in equal monthly installments,] (b) Tenant shall have no option to renew this Lease beyond the expiration of the Renewal Term; and (c) Tenant shall not have the right to assign the Renewal Option to any sublessee of the Premises or assignee of the Lease, nor may any such sublessee or assignee exercise or enjoy the benefit of such Renewal Option. Notwithstanding the foregoing, Tenant shall not have the right to exercise the Renewal Option, unless: (i) this Lease shall be in full force and effect on the date of the exercise of the Renewal Option and the date of the expiration of the original Term; (ii) on the date of the exercise of the Renewal Option and during the period through the date of the expiration of the original Term there shall exist no default on the part of Tenant under this Lease and at no time during the preceding term hereof did Landlord give notice to Tenant of Tenant's default or breach of this Lease more than twice in any calendar year; and (iii) in Landlord's reasonable determination, there shall have been no material adverse change in Tenant's financial condition or ability to perform under this Lease. Tenant shall provide all information reasonably requested by Landlord to make such determination. [In the event Tenant has been granted multiple options to renew or extend this Lease, then a later Renewal Option cannot be exercised unless all preceding Renewal Options shall have been validly and timely exercised.]

EXHIBIT "I"

COMMENCEMENT DATE AGREEMENT

THIS COMMENCEMENT DATE AGREEMENT (the "Agreement") is made this _____ day of _____, 2007 by **BROGDON PLACE II, LLC** ("Landlord") and **BRAINY BABIES, INC.** ("Tenant").

In accordance with that certain Standard Multi-Tenant Lease dated _____, _____, between Landlord and Tenant (the "Lease Agreement"), for approximately 7920 rentable square feet (the "Premises") in that certain Building known as 460 Brogdon Road, Suwanee, Georgia, Landlord and Tenant hereby acknowledge and agree as follows:

1. That the Premises were "Ready for Delivery" and Tenant has accepted the Premises subject only to Punch List Items, as of _____, 2007, and that said date is the Commencement Date under the Lease.

2. That the Expiration Date of the Original Term of the Lease shall be _____, unless earlier terminated, extended or renewed in accordance with the terms of the Lease.

3. That the Lease is hereby ratified and confirmed in all respects by the undersigned duly authorized signatories of their respective principals hereto and is in full force and effect.

IN WITNESS WHEREOF, Landlord and Tenant have hereunto set their respective hands and seals, or have caused this Agreement to be duly executed, all as of the date first above written.

LANDLORD:

BROGDON PLACE II, LLC



By: _____
      Its Managing Member

TENANT:

Brainy Babies, Inc.

By: _____

Print Name: DENNIS FEDORUK

Title: President 4/26/07